Exhibit 99.2

HUT 8 MINING CORP.

130 King Street W., Suite 1800

Toronto, Ontario

M5X 2A2

NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the “Meeting”) of the shareholders of Hut 8 Mining Corp. (“Hut 8” or the “Company”) will be held virtually on June 23, 2021 at 10:00 a.m. (Toronto time). The Meeting will be held virtually via teleconference using the Accutel meeting platform by dialing 1-416-764-8658 or 1-888-886-7786 (North America Toll Free).

Again this year, as we continue to deal with the unprecedented public health impact of the COVID-19 pandemic, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, we will hold our Meeting in a virtual only format, which will be conducted via teleconference.

AT THE MEETING YOU WILL BE ASKED TO:

1.	receive and consider Hut 8’s audited financial statements for the fiscal year-ending December 31, 2020 (“Fiscal 2020”), together with the report of the auditors thereon;

2.	elect the directors of the Company who will serve until the end of the next annual meeting of shareholders of the Company;

3.	re-appoint Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, as auditors and to authorize the directors to fix their remuneration;

4.	consider and, if deemed appropriate, to pass an ordinary resolution approving certain amendments to the Company's Omnibus Long-Term Incentive Plan, as further described in the accompanying management information circular dated May 21, 2021;

5.	consider and, if deemed appropriate, pass an ordinary resolution approving the implementation of a new Employee Share Purchase Plan, as further described in the accompanying management informational circular dated May 21, 2021; and

6.	transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying management information circular provides additional information relating to the matters to be considered at the Meeting. Also accompanying this notice is a form of proxy. Any adjournment of the Meeting will be held at a time and place to be specified at the Meeting. Only Hut 8 shareholders of record at the close of business on April 26, 2021, will be entitled to receive notice of and vote at the Meeting. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice. If you are a non-registered shareholder of Hut 8 and receive these materials through your broker or through another Intermediary, please complete and return the materials in accordance with the applicable instructions. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.

DATED this 21 day of May, 2021.

ON BEHALF OF THE BOARD OF DIRECTORS

"Bill Tai"
Bill Tai Chairman of the Board of Directors Toronto, Ontario

( ii )

GLOSSARY OF DEFINED TERMS

In this Information Circular, the following capitalized words and terms shall have the following meanings:

Awards	Collectively, all incentive awards that are eligible to be issued under the Omnibus Plan and the ESPP
BCBCA	The Business Corporations Act (British Columbia) and the regulations prescribed thereunder, as amended from time to time
Bitfury	Bitfury Holdings BV
CEO	Chief Executive Officer
CFO	Chief Financial Officer
Computershare	Computershare Trust Company
DMCL	Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants
ESPP	The Employee Share Purchase Plan Hut 8 Shareholders will be asked to approve at the Meeting
Hut 8 or the Company	Hut 8 Mining Corp., a Company existing under the BCBCA
Hut 8 Board	The board of directors of Hut 8
Hut 8 DSUs	Deferred Share Units of the Company, issued under the Omnibus Plan
Hut 8 Named Executive Officers or NEO	The named executive officers of Hut 8, as provided in “Compensation of Executive Officers and Directors”
Hut 8 Nominees	Proposed nominees to sit on the Hut 8 Board
Hut 8 Options	Stock options granted to directors, officers, employees and consultants of Hut 8 to acquire Hut 8 Shares, in accordance with the terms of the Omnibus Plan
Hut 8 RSUs	Restricted Share Units of the Company, issued under the Omnibus Plan
Hut 8 Shareholders	At the relevant time, holders of Hut 8 Shares
Hut 8 Shares	Common shares in the capital of Hut 8
Hut 8 Warrants	Warrants for common shares in the capital of Hut 8
IFRS	International Financial Reporting Standards
Information Circular	This management information circular sent to the Hut 8 Shareholders in connection with the Meeting
Intermediary	As defined in “General Proxy Information – Non-Registered Holders and Delivery Matters”
Meeting	The annual and special meeting of Hut 8 Shareholders to be held virtually on June 23, 2021 at 10:00 a.m. (Toronto time)
NI 52-110	National Instrument 52-110 – Audit Committees
NI 54-101	National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer
NI 58-101	National Instrument 58-101 – Corporate Governance Disclosure
OBO	An objecting beneficial owner, as defined in NI 54-101

( iii )

Omnibus Plan	The Omnibus Long-Term Incentive Plan originally approved by the Hut 8 Shareholders on February 15, 2018, as amended April 8, 2019 and proposed to be further amended at the Meeting
Person	Any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, Company, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status
Proxy Submission Deadline	As defined in “General Proxy Information – Appointment and Revocation of Proxies”
Record Date	April 26, 2021, being the date for determining registered Hut 8 Shareholders entitled to receive notice of and vote at the Meeting
TSX	Toronto Stock Exchange
VIF	Voting Information Form

- iv -

INFORMATION CIRCULAR

for the

ANNUAL GENERAL AND SPECIAL MEETING

of

Hut 8 Mining Corp.

to be held on

Wednesday, June 23, 2021

Hut 8 Mining Corp.
MANAGEMENT INFORMATION CIRCULAR
For the Annual General and Special Meeting of Shareholders to be held on June 23, 2021

Management Solicitation

This Information Circular is furnished in connection with the solicitation by management of Hut 8 of proxies to be used at the Meeting referred to in the accompanying Notice of Annual and Special Meeting of Shareholders (the “Notice”) to be held virtually on June 23, 2021, at the time and place and for the purposes set forth in the Notice.

Solicitation of Proxies

The solicitation is made by the management of the Company and will be made primarily by mail, but proxies may also be solicited personally or by telephone by regular employees of the Company at nominal cost. The cost of solicitation by management will be borne by the Company. The information contained herein is given as of May 21, 2021, unless indicated otherwise.

The Persons named in the enclosed form of proxy are directors and/or officers of the Company. Each shareholder has the right to appoint a Person or company, who need not be a shareholder of the Company, other than the Persons named in the enclosed form of proxy, to represent such shareholder at the Meeting or any adjournment thereof. Such right may be exercised by inserting such Person’s name in the blank space provided and striking out the names of management’s nominees in the enclosed form of proxy or by completing another proper form of proxy.

All proxies must be executed by the shareholder or his or her attorney duly authorized in writing or, if the shareholder is a company, by an officer or attorney thereof duly authorized. The completed form of proxy must be deposited at the office of Computershare, 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1 (the mailing address for Computershare), before 10:00 a.m. (Toronto time) on June 21, 2021 (the “Proxy Submission Deadline”).

A shareholder who has given a proxy has the power to revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by such proxy and may do so either:

1.	not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of holding the Meeting or adjournment thereof at which the proxy is to be used, by delivering another properly executed form of proxy bearing a later date and depositing it as aforesaid;

2.	by depositing an instrument in writing revoking the proxy executed by him or her:

(a)	with Computershare at its office denoted herein at any time up to and including the Proxy Submission Deadline, or not later than 48 hours prior to any adjournment(s) of the Meeting at which the proxy is to be used; or

(b)	with the Chair of the Meeting on the day of the Meeting, prior to the commencement of the Meeting or any adjournment thereof; or

3.	in any other manner permitted by law.

Exercise of Discretion by Proxies

Shares represented by properly executed proxies in favour of the Persons named in the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, where the Person whose proxy is solicited specifies a choice with respect to the matters identified in the proxy, the shares will be voted or withheld from voting in accordance with the specifications so made. Where shareholders have properly executed proxies in favour of the Persons named in the enclosed form of proxy and have not specified in the form of proxy the manner in which the named proxies are required to vote the shares represented thereby, such shares will be voted in favour of the passing of the matters set forth in the Notice. The enclosed form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the Notice and with respect to other matters that may properly come before the Meeting. At the date hereof, management of the Company knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which at present are not known to management of the Company should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Non-Registered Holders and Delivery Matters

These securityholder materials are being sent to both registered and non-registered owners of the securities. However, only registered shareholders, or the Persons they appoint as their proxies, are permitted to vote at the Meeting. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

If you have received the Company’s form of proxy, you may return it to the Computershare: (i) by regular mail in the return envelope provided or (ii) by fax at 1-866-249-7775 (toll free within Canada and the U.S.) or 416-263-9524 (international).

The OBOs and other beneficial holders receive a VIF from an Intermediary by way of instruction of their financial institution. Detailed instructions of how to submit your vote will be on the VIF.

In either case, the purpose of this procedure is to permit non-registered holders to direct the voting of the shares they beneficially own. Should a non-registered holder who receives either form of proxy wish to vote at the Meeting in person, the non-registered holder should strike out the Persons named in the form of proxy and insert the non-registered holder’s name in the blank space provided. Non- registered holders should carefully follow the instructions of their Intermediary including those regarding when and where the form of proxy or VIF is to be delivered.

The Company is not using the “notice and access” provisions of NI 54-101 in connection with the delivery of the Meeting materials in respect of the Meeting. The Company is not sending such Meeting materials directly to Non-Objecting Beneficial Owners in accordance with NI 54-101, and it intends to pay for intermediaries to deliver such Meeting materials to OBOs.

Quorum

A quorum is required for the Meeting. Shareholders present in person or represented by proxy who, in the aggregate, hold at least 25% of the voting rights attached to issued Hut 8 Shares entitled to be voted at the Meeting will constitute a quorum, irrespective of the number of persons actually present at the Meeting.

Participation at the virtual meeting

How to Access and Vote at the Meeting

Shareholders will be able to participate in the Meeting using a telephone.

A shareholder can vote either at the Meeting or by proxy using its proxy or voting instruction form.

Even if you currently plan to participate in the virtual Meeting, you should consider voting your Shares by proxy in advance so that your vote will be counted if you later decide not to attend the Meeting or in the event that you are unable to access the Meeting for any reason. If you access and vote on any matter at the Meeting during the teleconference, you will revoke any previously submitted proxy.

Asking Questions at the Meeting

The Company believes that the ability to participate in the Meeting in a meaningful way, including asking questions, remains important despite the decision to hold the Meeting virtually. Registered Shareholders and duly appointed proxyholders (including Beneficial Shareholders who have duly appointed themselves or a third-party as proxyholder), will have an opportunity to ask questions at the Meeting through the virtual platform. It is anticipated that Shareholders will have substantially the same opportunity to ask questions on matters of business before the Meeting as if the Meeting was held in person.

At the start of the Q&A session, the Operator will provide instructions on how to queue up, should you wish to ask a question. The participants will be instructed to press star 1 (*1) on their touchtone phone to register. They will hear a three tone prompt to confirm they are in the queue. The Operator will announce each person, one by one and open their line to pose their question.

Difficulties in Accessing the Meeting

Shareholders with questions regarding the teleconference or requiring assistance accessing the Meeting may contact Accutel’s technical support at customercare@accutel.com or pressing star 0 (*0) on their touchtone phone from within the meeting for additional assistance.

During the Meeting, you must ensure you are connected to the telephone network at all times in order to vote when polling is commenced on the resolutions put before the Meeting. It is your responsibility to ensure connectivity. If you lose connectivity once the Meeting has commenced, there may be insufficient time to resolve your issue before voting is completed. Therefore, even if you currently plan to access the Meeting and vote during the teleconference, you should consider voting your shares in advance or by proxy so that your vote will be counted in the event you experience any technical difficulties or are otherwise unable to access the Meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed in this Information Circular, none of the directors or executive officers of the Company, none of the Hut 8 Nominees, none of the Persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year and none of the associates or affiliates of any of the foregoing Persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than in respect of the proposed amendment and approval of the Omnibus Plan and the implementation and approval of the ESPP, in connection with which the directors and executive officers of the Company may have been granted and/or may be entitled to receive Awards.

VOTING SECURITIES AND PRINCIPAL HOLDERS

Each shareholder of record at the close of the Record Date will be entitled to vote at the Meeting or at any adjournment thereof, either in person or by proxy. As of the Record Date, the only voting securities issued by the Company are Hut 8 Shares, of which there were 119,513,437 issued and outstanding. Each Hut 8 Share carries the right to one vote. The outstanding Hut 8 Shares are listed on the TSX under the symbol “HUT”. Hut 8 also has warrants that are listed on the TSX under the symbol "HUT.WT".

To the knowledge of the directors and executive officers of the Company as of the Record Date, no Person beneficially owns, controls or directs, directly or indirectly, 10% or more of the outstanding shares, other than as set forth below

Name	Number of Hut 8 Shares Beneficially Owned, Controlled or Directed (Directly or Indirectly)		Percentage of Issued and Outstanding Hut 8 Shares as of the Record Date
Bitfury Holdings BV	20,159,889	(1)	16.87%

(1)	Based on public filings made by Bitfury as of April 23, 2021, 18,639,056 Hut 8 Shares are held by Bitfury and 1,520,833 Hut 8 Shares are held by a joint actor of Bitfury.

BUSINESS OF THE MEETING

Financial Statements

The Hut 8 Shareholders will receive and consider the audited financial statements of the Company for the fiscal year-ending December 31, 2020, together with the auditor’s report thereon.

Election of Directors

Under the constating documents of the Company, the Hut 8 Board is to consist of a minimum of three and a maximum of ten directors, to be elected annually. Shareholders will be invited to elect 5 directors at the Meeting. Each director holds office until the next annual meeting or until his or her successor is duly elected or appointed unless his or her office is vacated earlier in accordance with the Company’s by-laws. On any ballot that may be called for in the election of directors, the Persons named in the enclosed form of proxy intend to cast the votes to which the Hut 8 Shares represented by such proxy are entitled for the Hut 8 Nominees, unless the shareholder who has given such proxy has directed that the Hut 8 Shares be otherwise voted or withheld from voting in respect of the election of directors. Management does not contemplate that any of the Hut 8 Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the Persons named in the enclosed form of proxy reserve the right to vote for other Hut 8 Nominees at their discretion.

Majority Voting Policy

In accordance with the requirements of the TSX, the Hut 8 Board has adopted, effective as of March 26, 2021, a majority voting policy to the effect that a nominee for election as a director of the Company who is not elected, in an uncontested election, by at least a majority of the votes cast by Hut 8 Shareholders entitled to vote on the nominee’s election will immediately tender his or her offer of resignation to the Chair of the Hut 8 Board promptly following the meeting of shareholders at which such director was elected. The Compensation and Governance Committee will consider the offer and make a recommendation to the Hut 8 Board whether to accept it or not. The Hut 8 Board will promptly accept the resignation unless it determines, in consultation with the Compensation and Governance Committee, that there are exceptional circumstances that should delay the acceptance of the offer to resign or justify rejecting it. The Hut 8 Board will make its decision and announce it in a press release within 90 days following the applicable meeting of shareholders. A director who tenders a resignation pursuant to the majority voting policy will not participate in any meeting of the Hut 8 Board or the Compensation and Governance Committee at which the resignation is considered. The majority voting policy does not apply in respect of any contested director elections, being elections in which the number of nominees for election as director is greater than the number of seats available on the Hut 8 Board.

Hut 8 Nominees

The following table sets out the names of management’s nominees for election as directors, each nominee’s principal occupation, business or employment, the year they began as a director of the Company, the number of Hut 8 Shares beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at the date of this Circular. On May 17, 2021, the Company announced that it had appointed Ms. Alexia Hefti to the Hut 8 Board, following the resignations of Mr. Sanjiv Samant and Mr. Chris Eldredge. Accordingly, the following five nominees will stand for election at the Meeting:

Name and Municipality of Residence	Principal Occupations For Last Five Years	Year began as a director of Company	Hut 8 Shares Held or Beneficially Owned
Bill Tai(1) San Francisco, USA	Partner Emeritus, Charles River Ventures; Investor; Director	2018	729,286(2)
Joseph Flinn Halifax, Canada	CFO, Seaboard Transportation Group, President of Clarke Transport and Clarke North Canada; President Sysco Canada’s Eastern Division	2018	7,808
Jeremy Sewell London, UK	Former CFO, Bitfury Group Limited; Former CFO, eCurrency	2019	Nil
Jaime Leverton Toronto, Canada	Former Chief Commercial Officer of eStruxture Data Centers and General Manager of Canada / APAC, Cogeco Peer 1	2020	92,941
Alexia Hefti Dubai, UAE	Founder and CEO of eGovern.com; Blockchain Tax Lead at Deloitte	2021	Nil

(1)	Chair of the Hut 8 Board.

(2)	40,000 of Mr. Tai’s Hut 8 Shares are held through XTC Unicorn Fund I, LLC.

The following is a brief description of the director nominees:

Bill Tai – Director

Bill Tai is a co-founder Chairman of data science company Treasure Data. He is an early seed investor behind high profile start-ups including Canva, Color Genomics, Tweetdeck/Twitter, Wish.com and Zoom Video. Mr. Tai is a Partner Emeritus for Charles Rivers Ventures after establishing their Silicon Valley office. Previously he founded several successful technology companies and served as a Director of seven publicly listed companies. He holds a BSEE with Honors from the University of Illinois and an MBA from Harvard.

Joseph Flinn – Director

Joseph Flinn joins Hut 8 following 12 years of senior leadership at Sysco Corporation, where he played an integral role as both Chief Financial Officer of Sysco Canada, and President of Sysco Canada’s Eastern Division, and 2 years as President of Clarke Freight Transportation Group, a major national freight carrier. Mr. Flinn holds a business degree from Saint Mary’s University and is a chartered professional accountant. Currently, Mr. Flinn is the CFO of Seaboard Transportation Group, a major international bulk transportation group of companies.

Jeremy Sewell – Director

Jeremy Sewell is an accomplished & experienced international commercial, financial & operating executive, with extensive digital asset industry experience with former CFO roles at Bitfury Group & Silicon Valley CBDC platform fintech innovator eCurrency. His career also covers audit, compliance & governance expertise as a UK qualified accountant with 10 years in public practice in London.

Jaime Leverton – Chief Executive Officer & Director

Jaime Leverton is a highly accomplished technology executive and industry thought leader with a long history of driving high growth mandates. With more than 20 years of leadership in the Canadian technology industry, she is joining Hut 8 from her current role as the Chief Commercial Officer at eStruxture Data Centers. Her career also includes tenure as the General Manager of Canada and APAC with data center and cloud provider Cogeco Peer 1 (now Aptum) and leadership roles with National Bank, BlackBerry, Bell Canada and IBM Canada. She proudly sits on the boards of the Stratford Festival and Technation.

Alexia Hefti – Director

Alexia Hefti is a Canadian-Swiss entrepreneur, and the founder and CEO of eGovern.com, which assists governments prepare for, design and implement blockchain-enabled government services towards increased citizenry engagement and democratic governance. Ms. Hefti previously led Deloitte Dubai’s efforts designing blockchain tax solutions in the Middle East. Prior to moving to Dubai, Ms. Hefti was Deloitte Canada’s Blockchain Tax Lead. She co-founded Deloitte Canada's blockchain and cryptocurrency tax advisory practice assisting Canadian blockchain companies structure their operations globally. She sits on the boards of the Women Entrepreneurs Global Studios and the Bermuda Global FinTech Advisory Board. Ms. Hefti is a New York-qualified lawyer, and a graduate from McGill University (B.C.L/LL.B) and the University of British Columbia (BA).

Cease Trade Orders

To the knowledge of the Company and based upon information provided by the Hut 8 Nominees, none of the Hut 8 Nominees is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that, while such person was acting in that capacity (or after such person ceased to act in that capacity but resulting from an event that occurred while that person was acting in such capacity), was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the company access to any exemption under securities legislation, in each case, for a period of more than 30 consecutive days.

Bankruptcies

Except as disclosed below, to the knowledge of the Company and based upon information provided by the Hut 8 Nominees, none of the Hut 8 Nominees:

(a)	is, as at the date of this Information Circular, or has been within 10 years before the date of the Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within the last 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Securities Penalties or Sanctions

To the knowledge of the Company and based upon information provided by the Hut 8 Nominees, none of the Hut 8 Nominees has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The management representatives named in the attached form of proxy intend to vote the Hut 8 Shares represented by such proxy in favour of the election of the Hut 8 Nominees set forth in this Information Circular unless a shareholder specifies in the proxy that his or her Hut 8 Shares are to be withheld from voting in respect of such resolution.

Appointment and Remuneration of Auditors

DMCL have been the Company’s auditors since January 8, 2019. The Hut 8 Board recommends that DMCL continue as the Company’s auditors and hold office until the close of the next annual meeting of shareholders.

Prior to DMCL’s engagement, MNP LLP served as auditors for the Company for the 2018 and 2017 fiscal years.

In the past, the directors have negotiated with the auditors of the Company on an arm’s length basis in determining the fees to be paid to the auditors. Such fees have been based on the complexity of the matters in question and the time incurred by the auditors. The directors believe that the fees negotiated in the past with the auditors of the Company were reasonable and, in the circumstances, would be comparable to fees charged by other auditors providing similar services. For further information on fees paid by the Company to its external auditors, see “Audit Committee – Audit Fees”.

In order to appoint DMCL as auditors of the Company to hold office until the close of the next annual meeting and authorize the directors to fix the remuneration thereof, a majority of the votes cast at the Meeting must be voted in favour thereof.

The Hut 8 Board unanimously recommends that the Hut 8 Shareholders vote in favour of appointing DMCL as auditors of the Company and authorizing the directors to fix the remuneration of the auditors. The management representatives named in the attached form of proxy intend to vote in favour of the appointment of DMCL as the auditors of the Company and in favour of authorizing the directors to fix the remuneration of the auditors, unless a shareholder specifies in the proxy that his or her Hut 8 Shares are to be withheld from voting in respect of the appointment of auditors and the fixing of their remuneration.

Approval of Amendments to the Omnibus Plan

At the Meeting, the Hut 8 Shareholders will be asked to, if deemed appropriate, pass an ordinary resolution approving amendments to the Company's Omnibus Plan, as more particularly described herein. See: Summary of the Omnibus Plan. The complete text of the Omnibus Plan (as amended), which has been conditionally approved by the TSX subject to the receipt of customary documentation, is set out in Schedule B to this Circular and a summary of the material terms is provided below.

The shareholders of the Company initially approved the Omnibus Plan on February 15, 2018. As of the Record Date, the Company had outstanding Hut 8 Options to purchase 606,667 Hut 8 Shares, of which 540,000 have been granted to officers and directors of the Company. Also, as of the Record Date, the Company had outstanding 1,800,000 Hut 8 RSUs and 127,500 Hut 8 DSUs, all of which have been granted to officers and directors of the Company.

The executive officers, along with the Company's directors, employees and consultants, are eligible to participate in the Omnibus Plan, which is comprised of Hut 8 Options, Hut 8 RSUs and Hut 8 DSUs issued pursuant to the Omnibus Plan. The purpose of the Omnibus Plan is to promote greater alignment of interests between employees and shareholders, and to support the achievement of the Company's longer-term performance objectives, while providing a long-term retention element.

The Omnibus Incentive Plan is a "rolling plan" which provides that the maximum number of Hut 8 Shares issuable pursuant to the Omnibus Plan, and all other security-based compensation arrangements of the Company, may not exceed 10% of the aggregate number of issued and outstanding Hut 8 Shares from time to time.

The Hut 8 Board is responsible for administering the Omnibus Plan, and the Compensation and Governance Committee makes recommendations to the Hut 8 Board in respect of matters relating to the Omnibus Plan.

Proposed Amendments

In addition to general housekeeping changes to conform and bring the Omnibus Plan current, the key proposed amendments to the Omnibus Plan, subject to regulatory and shareholder approval to the extent necessary, include the following:

•	Currently, pursuant the existing Section 2.4(2) of the Omnibus Plan, the total number of Hut 8 Shares reserved and available for the grant and issuance of Hut 8 RSUs and Hut 8 DSUs are 3,000,000 Hut 8 Shares (the "Reserved Amount"). The Company wishes to remove references to the Reserved Amount such that that there is no specific maximum number of Hut 8 RSUs and Hut 8 DSUs issuable other than the overall maximum number of Awards that can be issued pursuant to the Omnibus Plan. This proposed change has been recommended in order to provide the Company with the flexibility necessary to be able to competitively incentivize and reward members of the Hut 8 Board, Hut 8 Named Executive Officers, employees and consultants.

•	Additional amendments have been made to Section 2.4 to remove references to limits on Awards issued to consultants and individuals providing investor relations activities. These changes are being made to align with typical TSX-type equity compensation plans and to remove concepts typical of a plan for a TSX Venture Exchange issuer.

•	Housekeeping amendments are being made to clarify the language in the Omnibus Plan containing the aggregate issuance limit and the insider participating limit. The language was amended to more closely mirror the language in the TSX Company Manual.

•	Article 4 is being revised to clarify the mechanics of issuance and settlement of Hut 8 DSUs and to make housekeeping changes deemed advisable by the Hut 8 Board.

•	Article 4 is being revised to add details on the elective board retainer Hut 8 DSU grants. These changes are being included in the Omnibus Plan for administrative reasons as opposed to making these grants through resolutions of the Hut 8 Board.

•	Article 5 is being revised to clarify the mechanics of issuance and settlement of Hut 8 RSUs and to make housekeeping changes deemed advisable by the Hut 8 Board

Shareholder Approval of the Omnibus Plan

In order to be passed, the amendments to the Company's Omnibus Plan must be passed by a simple majority of the votes cast in person or by proxy, at the Meeting. The Hut 8 Board believes that the Omnibus Plan is in the best interests of the Company and the Hut 8 Shareholders and, accordingly, recommends that the shareholders approve the following ordinary resolution:

"BE IT RESOLVED THAT:

1. The amended Omnibus Plan of Hut 8 Mining Corp. ("Hut 8") adopted by the Hut 8 Board on May 14, 2021, as more particularly described in the management information circular of Hut 8 dated May 21, 2021, is hereby ratified and approved and Hut 8 is authorized to grant awards pursuant thereto;

2. All unallocated Awards, rights and entitlements under the Omnibus Plan be and are hereby approved;

3. The Company has the ability to continue granting Awards under the Omnibus Plan until June 23, 2024, which is the date that is three (3) years from the date of the shareholder meeting at which shareholder approval is being sought; and

4. Any one or more of the directors and officers of Hut 8 are hereby authorized and directed to execute and deliver all such documents and to do or cause to be done all such other acts and things as they may deem necessary or desirable to give effect to or carry out the intent of this resolution, including but not limited to making such filings as may be required by the rules and policies of the TSX."

Unless contrary instructions are indicated on the form of proxy or the voting instruction form, the person designated in the accompanying form of proxy or voting instruction form intend to vote FOR the resolution adopting the Omnibus Plan.

Approval of the Employee Share Purchase Plan

At the Meeting, Hut 8 Shareholders will be asked to approve the adoption of an Employee Share Purchase Plan ("ESPP"). The complete text of the ESPP which has been conditionally approved by the TSX subject to the receipt of customary documentation is set out in Schedule C to this Circular and a summary of the material terms is provided below:

Purpose, Eligibility and Participation

Participation in the ESPP is voluntary for all eligible employees of the Company pursuant to the terms of the ESPP. The purpose of the plan is to encourage employees of the Company and its subsidiaries to participate in the growth and development of Hut 8 by providing such persons the opportunity, through purchases of Hut 8 Shares, to acquire an increased proprietary interest in the Company. Employees may contribute any amount of their eligible earnings up to (but not exceeding) an annual cap of 10% of aggregate base salary (excluding cash bonus, profit sharing, incentive pay, shift premiums, commissions, allowances or other special compensation payments) to the ESPP. The Company will match the contribution of the employee in an amount equal to 15% of the employee's contribution. Share purchases occur as soon as practicable after the receipt of the employee contributions and Company contributions by the administrative agent of the ESPP. The shares are purchased at the volume weighted average closing price on the TSX on the five trading days immediately preceding the date on which the Hut 8 Shares are purchased under the ESPP.

The interest of any participating employee under the ESPP will enure to the benefit of the employee and his or her legal representative.

Shares Subject to the ESPP

Up to 10% of the Hut 8 Shares issued and outstanding from time to time may be issued under the ESPP and any other share-based compensation arrangement of Hut 8. The maximum number of Hut 8 Shares that: (i) are issuable to reporting insiders (as defined in NI 55-104); and (ii) may be issued to reporting insiders within a one-year period, in each case, pursuant to the ESPP and any other share-based compensation arrangement of Hut 8 is 10% of the Hut 8 Shares outstanding from time to time. No participant will be issued Hut 8 Shares: (i) in any single calendar year with respect to more than 5% of the issued and outstanding Hut 8 Shares under this plan and any other share-based compensation arrangement, or (ii) if such purchase could result is such employee beneficially owning more than 5% of the issued and outstanding Hut 8 Shares.

Termination

The right of any employee to participate in the ESPP will terminate immediately on the first to occur of the following events: (a) the employee becomes totally and permanently disabled, unless he or she makes alternative arrangements with the Company for remittance of the contributions, (b) the employee retires from employment with the Company or applicable subsidiaries, (c) the employee dies, (d) the employee's employment with the Company or applicable subsidiary is terminated, (e) the employee has been placed on layoff and all recall rights or opportunities have been exhausted or (f) the ESPP is terminated.

The plan may also be terminated, or be deemed to have been terminated, by an employee in accordance with the ESPP. Once an employee has temporarily ceased participating in the ESPP, the employee may terminate his or her participation in the ESPP. If, at the end of any calendar year, an employee has not contributed during such calendar year to his or her personal account, RRSP account or TFSA account, the Company may elect to give written notice requiring that the employee terminate his or her participation in the ESPP.

Hold Period

The Hut 8 Board may make Hut 8 Shares issued to employees under the ESPP subject to any hold period as deemed appropriate or as required under applicable securities laws.

Amendments

Shareholder approval is required for amendments to the ESPP to: (i) remove or increase the insider participation limits; (ii) increase the maximum number of securities issuable, either as a fixed number or a fixed percentage of our outstanding capital represented by such securities; and (iii) amend an amending provision within the ESPP.

Subject to the requirements of the TSX and with the consent of Computershare as administrative agent with respect to the ESPP, the Hut 8 Board may, without Shareholder approval, discontinue or amend the ESPP with respect to (i) amendments of a “housekeeping nature”; (ii) changes to the hold period provisions; or (iii) any other amendment to the ESPP which is approved by the TSX on a basis which does not require Shareholder approval to be obtained.

Shareholder Approval of the ESPP

The Hut 8 Board believes that the adoption of the ESPP is in the best interests of the Company and the Hut 8 Shareholders and, accordingly, recommends that Shareholders approve the following ordinary resolution:

"BE IT RESOLVED THAT:

1. The adoption of the ESPP as described in the Company's management information circular dated May 21, 2021, is hereby approved ratified and confirmed;

2. The reservation and issuance of all unallocated Hut 8 Shares under the ESPP be and are hereby approved;

3. The Company is hereby authorized and directed to issue such Shares pursuant to the ESPP as fully paid and non-assessable common shares of the Company;

4. The Company has the ability to issue Hut 8 Shares under the ESPP until June 23, 2024, which is the date that is three (3) years from the date of the shareholder meeting at which shareholder approval is being sought; and

5. Any one director or officer of the Company is hereby authorized and directed for an on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause all such acts and things, as such director or officer may deem necessary or desirable in connection with the foregoing resolution."

Unless contrary instructions are indicated on the form of proxy or the voting instruction form, the person designated in the accompanying form of proxy or voting instruction form intend to vote FOR the resolution adopting the ESPP.

DIRECTOR COMPENSATION

The Company’s director compensation program is designed to attract and retain global talent to serve on the Hut 8 Board, taking into account the risks and responsibilities of being an effective director. The Company’s objective regarding director compensation is to follow best practices with respect to retainers, the format and weighting of the cash and incentive components of compensation, and the implementation of share ownership guidelines. The Company believes that these approaches have helped to attract, and will help to attract and retain, strong members for the Hut 8 Board who will be able to fulfill their fiduciary responsibilities without competing interests.

The chart below outlines the Hut 8 Board compensation program for Fiscal 2020.

Type of Fee for Board of Directors	Amount(1)
Chair and Lead Director(2)	$10,000	/year
Committee Member(3)	$5,000	/year
Board Member(4)	$40,000	(5)/year

(1)	Represents compensation paid per year to each director.

(2)	Such compensation to be paid to members that are either the chair of the board or the lead director.

(3)	Such compensation to be paid to members that sit on a committee of the Hut 8 Board.

(4)	Directors are also reimbursed for applicable travel and other out-of-pocket expenses incurred in executing their duties as directors. To the extent that the Company requests a director to provide advisory or consulting services, they are compensated at rates comparable to what such directors charge for comparable services to arm’s-length parties.

(5)	Such compensation is comprised of the annual base compensation.

Director Compensation Table

The following table sets out information concerning the Fiscal 2020 compensation earned by, paid to, or awarded to each director (including directors with partial tenure on the Hut 8 Board) during Fiscal 2020 who is not a NEO.

Name	Fees Earned ($)(1)(9)	Share-based awards ($)(2)(9)	Option-based awards ($)(3)(9)	Non-equity incentive plan compensation ($)(9)	Pension value ($)(9)	All other compensation ($)(4)(9)	Total ($)(9)
Bill Tai	$60,000	$48,270	Nil	Nil	Nil	Nil	$108,270
Jeremy Sewell	$53,333	$48,270	Nil	Nil	Nil	Nil	$101,603
Joseph Flinn	$61,250	$48,270	$56,660	Nil	Nil	$7,500	$173,680
Dennis Mills(5)	$23,333	$48,270	$40,563	Nil	Nil	$82,500	$194,666
Gerri Sinclair(6)	Nil	Nil	$15,830	Nil	Nil	$7,500	$23,330
Chris Eldredge(7)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Sanjiv Samant(8)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Amounts reflect the cash compensation received.

(2)	Amounts reflect the fair value of Hut 8 Shares issued, Hut 8 RSUs, and/or Hut 8 DSUs recognized in the year.

(3)	Amounts reflect the option-based awards recognized in the covered year. The fair value was determined in accordance with IFRS 2, “Share-based payments” using the Black-Scholes stock option pricing model.

(4)	Amounts reflect the cash bonus awarded to each of the members of the Audit Committee.

(5)	Dennis Mills did not stand for re-election at Hut 8's annual general meeting held on December 30, 2020

(6)	Gerri Sinclair resigned from the Hut 8 Board on April 3, 2020.

(7)	Chris Eldredge was nominated to the Hut 8 Board on December 30, 2020 and subsequently resigned from the Hut 8 Board on May 13, 2021, and in connection therewith, the Company provided a lump sum payment to Mr. Eldredge as compensation for his term on the Hut 8 Board.

(8)	Sanjiv Samant was nominated to the Hut 8 Board on December 30, 2020 and subsequently resigned from the Hut 8 Board on May 13, 2021, and in connection therewith, the Company provided a lump sum payment and reimbursement to Mr. Samant as compensation for his term on the Hut 8 Board.

(9)	Amounts reflect compensation for Fiscal 2020 and are not reflective of compensation for 2021.

Outstanding Option-Based and Share-Based Awards

The following table sets out, for each director who is not also a NEO, information concerning all option-based and share-based awards outstanding as at December 31, 2020.

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(4) ($)	Market or payout value of share- based awards not paid out or distributed ($)
Bill Tai	Nil	n/a	n/a	n/a	21,250	74,163	Nil
Jeremy Sewell	Nil	n/a	n/a	n/a	21,250	74,163	Nil
Joseph Flinn	115,000	5.00	Aug. 14, 2023	Nil	21,250	74,163	Nil
Dennis Mills	115,000	5.00	Mar. 5, 2023	Nil	21,250	74,163	Nil
Gerri Sinclair(1)	Nil	n/a	n/a	Nil	Nil	Nil	Nil
Chris Eldredge(2)	Nil	n/a	n/a	Nil	Nil	Nil	Nil
Sanjiv Samant(3)	Nil	n/a	n/a	Nil	Nil	Nil	Nil

(1)	Gerri Sinclair resigned from the Hut 8 Board on April 3, 2020 and subsequently forfeited her outstanding stock options.

(2)	Chris Eldredge was nominated to the Hut 8 Board on December 30, 2020 and subsequently resigned from the Hut 8 Board on May 13, 2021.

(3)	Sanjiv Samant was nominated to the Hut 8 Board on December 30, 2020 and subsequently resigned from the Hut 8 Board on May 13, 2021.

(4)	Based on stock price of $3.49 as at December 31, 2020.

Incentive Plan Awards – Value Vested or Earned During Fiscal 2020

Name	Option-based awards – Value vested during Fiscal 2020 ($)	Share-based awards – Value vested during Fiscal 2020 ($)	Non-equity incentive plan compensation – Value earned during Fiscal 2020 ($)
Bill Tai	Nil	Nil	Nil
Jeremy Sewell	Nil	Nil	Nil
Joseph Flinn	$56,660	Nil	Nil
Dennis Mills	$40,563	Nil	Nil
Gerri Sinclair(1)	$15,830	Nil	Nil
Chris Eldredge(2)	Nil	Nil	Nil
Sanjiv Samant(3)	Nil	Nil	Nil

(1)	Gerri Sinclair resigned from the Hut 8 Board on April 3, 2020.

(2)	Chris Eldredge was nominated to the Hut 8 Board on December 30, 2020 and subsequently resigned from the Hut 8 Board on May 13, 2021.

(3)	Sanjiv Samant was nominated to the Hut 8 Board on December 30, 2020 and subsequently resigned from the Hut 8 Board on May 13, 2021.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Company is party to executive employment agreements with each of its CEO and CFO. See EXECUTIVE COMPENSATION – Executive Employment Agreements which sets out the material terms of the contracts therewith.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Company’s approach to executive compensation has been to provide suitable compensation for executives that is internally equitable, externally competitive and reflects individual achievement. The Company attempts to maintain compensation arrangements that will attract and retain highly qualified individuals who are able and capable of carrying out the objectives of the Company.

Named Executive Officers

The table below sets out the Hut 8 Named Executive Officers for the year ended December 31, 2020. It also details the principal occupation or employment of each of them for the past five years and the approximate number of Hut 8 Shares that each has advised are beneficially owned or subject to his or her control or direction (directly or indirectly) as at December 31, 2020.

Name	Principal Occupations for Last Five Years	Number of Hut 8 Shares Beneficially Owned, Controlled or Directed
Jaime Leverton(1)	• CEO of Hut 8 (December 2020 to present)	Nil
• Chief Commercial Officer, SVP at eStruxture Data Centers (2019 to 2020)
• General Manager, VP Canada / APAC, Cogeco Peer 1 (now Aptum) (2017 to 2019)
• Managing Director, Financial Markets at National Bank (2016 to 2017)
• Vice President, Americas, Carrier Sales and Distribution at BlackBerry (2015 to 2016)
Andrew Kiguel(2)	• CEO of Hut 8 (April 2018 to April 2020)	655,533 (2)
• Managing Director of GMP Securities (2000 to 2018)
Jimmy Vaiopoulos(3)	• CFO of Hut 8 (December 2020 to April 2021)(4)	195,205
• Interim CEO of Hut 8 (May 2020 to December 2020)
• CFO of TSXV-listed solar solutions provider (2015 to 2018)
• KPMG LLP (2010 to 2015)
Kyle Appleby(5)	• Interim CFO of Hut 8 (May 2020 to December 2020)	Nil

(1)	Jaime Leverton was appointed CEO on December 1, 2020. Andrew Kiguel resigned as CEO on April 30, 2020 and at the time of his departure, held 400,000 of his Hut 8 Shares with 1138029 BC Ltd.

(2)	Andrew Kiguel resigned as CEO on April 30, 2020 and at the time of his departure, held 400,000 of his Hut 8 Shares with 1138029 BC Ltd. The number of Hut 8 Shares beneficially owned, controlled or directed is, to the best of the Company's knowledge, the number as at the date of Mr. Kiguel's resignation.

(3)	Jimmy Vaiopoulos was appointed the Interim CEO on May 1, 2020 and returned as the CFO of Hut 8 on December 1, 2020.

(4)	On April 8, 2021, Hut 8 announced that Mr. Vaiopoulos would be stepping down from his position as CFO but will continue to serve the Company in an advisory role effective on April 26, 2021.

(5)	Kyle Appleby was appointed the Interim CFO on May 1, 2020. Mr. Appleby no longer holds a role at Hut 8 as of December 1, 2020.

The Company’s compensation arrangements for Hut 8’s Named Executive Officers may, in addition to salary, include compensation in the form of bonuses and, over the longer term, benefits arising from the grant of Hut 8 Options and Hut 8 RSUs pursuant to the Omnibus Plan. The Company takes into consideration matters such as the existing securities held by Hut 8 Named Executive Officers at the time of subsequent grants and the basis for each individual grant in respect of the Company’s overall compensation goals for the individual, in determining the quantum or terms of each subsequent grants.

The Hut 8 Board establishes and reviews the Company’s overall compensation philosophy and its general compensation policies with respect to officers, including the corporate goals and objectives and the annual performance objectives relevant to such officers. The Hut 8 Board evaluates each officer’s performance in light these goals and objectives and, based on its evaluation, determines and approves the salary, bonus, options and other benefits for such officers. In determining compensation matters, the Hut 8 Board may consider a number of factors, including the Company’s performance, the value of similar incentive awards to officers performing similar functions at comparable companies, the awards given in prior periods and other factors it considers relevant.

The Company also continuously adjusts its compensation strategy and programs to attract and retain the best people and to ensure that they are always incentivized to achieve results that are consistent with the corporate strategic plan which includes the examination of the implications of the risks associated with the corporate compensation policies and practices that are ultimately selected, followed or adopted. Such implications are considered by the Hut 8 Board on a case-by-case basis at such time as the Hut 8 Board considers it to be applicable. At this time the Hut 8 Board has not identified any specific risks with Hut 8’s compensation policies and practices.

NEOs and members of the Hut 8 Board are not authorized to purchase financial instruments (including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Performance Graph

The performance graphs below relates to the cumulative total Shareholder return of $100 invested in Hut 8 Shares from March 7, 2018 to December 31, 2020 as compared with the total cumulative return of the S&P/TSX Composite Index, and the total compensation awarded to NEOs for the same period. The Company started trading on the TSX Venture Exchange on March 6, 2018, and on the TSX on October 8, 2019, and therefore has limited history.

	March 7, 2018	December 31, 2018	December 31, 2019	December 31, 2020
Hut 8 Common Shares	$100.00	$30.57	$23.36	$76.20
S&P/TSX Composite Index Total Return	$100.00	$92.57	$110.28	$112.67
Total NEO Compensation(1)		$3,148,734	$3,137,982	$1,868,316

(1)	The Total NEO compensation consits of the annualized base salary and the annual incentive (bonus) earned during the period covered, as well as the value of the long-term incentive awards of the NEOs. The value of long-term incentive awards represents the grant date fair values of option-based awards and of the Hut 8 Shares underlying RSU awards, which value may not be fully realized.

The NEOs’ compensation is determined in accordance with the principles set forth above and is not specifically based on the performance of the Hut 8 Shares on the TSX, mainly due to the fact that the price of the Hut 8 Shares is affected by external market factors beyond the Company’s and the NEOs’ control.

Option-Based Awards

Stock option grants are made on the basis of the number of stock options currently held, position, overall individual performance, anticipated contribution to the Company's future success and the individual’s ability to influence corporate and business performance. The purpose of granting such stock options is to assist the Company in compensating, attracting, retaining and motivating the officers of the Company and to closely align the personal interests of such persons to the interests of the shareholders.

The recipients of incentive stock options and the terms of the stock options granted are determined from time to time by the Hut 8 Board. The exercise price of the stock options granted is generally determined by the market price at the time of grant which, after the amendments to the Omnibus Plan become effective, will be based on the 5-day volume weighted average price of the Hut 8 Shares on the TSX.

Restricted Share Unit Awards

Hut 8 RSUs are made on the basis of other types of compensation currently paid or other types of equity held, position, overall individual performance, contribution to the Company's future success and the individual’s ability to influence corporate and business performance. The Company included Hut 8 RSUs in its Omnibus Plan to encourage directors, officers, employees and consultants of the Company to work towards and participate in the growth and development of the Company.

The recipients of Hut 8 RSUs are determined from time to time by the Hut 8 Board. The Hut 8 Board will set a performance period for the Hut 8 RSUs, and once the Hut 8 RSUs are granted, they will vest according to a vesting schedule approved by the Board throughout the performance period. The value of the Hut 8 RSUs is determined on the vesting date(s), and the price per share is computed on the basis of the closing price of Hut 8 Shares of the day prior to the vesting date and, after the amendments to the Omnibus Plan become effective, will be based on the 5-day volume weighted average price of the Hut 8 Shares on the TSX.

Deferred Share Unit Awards

Hut 8 DSUs are made on the basis of other types of compensation currently paid or other types of equity held, position, overall individual performance, contribution to the Company's future success and the individual’s ability to influence corporate and business performance. The Company includes Hut 8 DSU in its Omnibus Plan to encourage directors, officer and employees of the Company to work towards and participate in the growth and development of the Company.

The recipients of Hut 8 DSUs are determined from time to time by the Hut 8 Board. The value of the Hut 8 DSUs is determined on the settlement date(s), and the price per share is computed on the basis of the closing price of shares of the day prior to the settlement date and, after the amendments to the Omnibus Plan become effective, will be based on the 5-day volume weighted average price of the Hut 8 Shares on the TSX.

Summary Compensation Table

The following table sets out information concerning the compensation earned by, paid to, or awarded to the persons determined to be NEOs during Fiscal 2020, Fiscal 2019 and Fiscal 2018.

Name and Principal Position	Fiscal Year	Salary(1) ($)	Share- based Awards(2) ($)	Option- based Awards(3) ($)	Non-equity Incentive Plan Compensation ($)		Pension value ($)	All Other compensation ($)(5)	Total compensation ($)
					Annual incentive plan(4)	Long- term incentive plans
Jaime Leverton(6) Chief Executive Officer	2020	31,250	Nil	Nil	Nil	Nil	Nil	Nil	31,250(6)
Andrew Kiguel(7) Former Chief Executive Officer	2020	166,667	208,334	Nil	Nil	Nil	Nil	543,487	918,488
	2019	500,000	1,805,556	Nil	93,750	Nil	Nil	128,720	2,508,026
	2018	356,410	2,291,668	Nil	206,250	Nil	Nil	98,875	2,953,203
Jimmy Vaiopoulos(8) Chief Financial Officer and Interim CEO	2020	235,417	346,105	54,563	257,625	Nil	Nil	Nil	893,710
	2019	175,000	200,440	121,766	131,250	Nil	Nil	Nil	628,456
	2018	72,500	5,000	38,401	48,630	Nil	Nil	Nil	164,531
Kyle Appleby(9)Former Interim Chief Financial Officer	2020	20,000	Nil	Nil	Nil	Nil	Nil	Nil	20,000
	2019	1,500	Nil	Nil	Nil	Nil	Nil	Nil	1,500
	2018	31,000	Nil	Nil	Nil	Nil	Nil	Nil	31,000

(1)	Amounts reflect the base salary received for each NEO.

(2)	Amounts reflect the fair value of Hut 8 Shares issued, Hut 8 DSUs, and/or Hut 8 RSUs recognized in the year.

(3)	Amounts reflect the option-based awards recognized in the covered year. The fair value was determined in accordance with IFRS 2, “Share-based payments” using the Black-Scholes stock option pricing model.

•	Jimmy Vaiopoulos’ option-based award was granted on September 28, 2018, consisting of 90,000 stock options which expire in five years. The grant price equaled $3.00 and the fair value assigned to these stock options under the Black-Scholes model was $2.44 per option, an expected life of 5 years, a volatility rate of 121.4%, an average risk-free rate of 2.30%, and a dividend rate of 0%.

•	Jimmy Vaiopoulos’ option-based award was granted on December 14, 2019, consisting of 100,000 stock options which expire in five years. The grant price equaled $1.14 and the fair value assigned to these stock options under the Black-Scholes model was $1.04 per option, an expected life of 5 years, a volatility rate of 147%, an average risk-free rate of 1.68%, and a dividend rate of 0%.

(4)	Annual performance related bonus.

(5)	A portion of Andrew Kiguel’s compensation package is one bitcoin per month which occurred in each month of fiscal 2019 and 2018.

(6)	Jaime Leverton was appointed CEO on December 1, 2020. Ms. Leverton's compensation relates solely to her role as CEO. Ms. Leverton did not receive any additional compensation for services as a director. On a pro-rated basis for 2020, Ms. Leverton's salary was equal to $375,000.

(7)	Andrew Kiguel started with Hut 8 in April 2018. Mr. Kiguel stepped down as the CEO of Hut 8 on April 30, 2020. As part of his severance package, Mr. Kiguel received $500,000, which, along with the RSUs vested in April 1, 2020 of 505,051 Shares, was paid to his numbered company.

(8)	Jimmy Vaiopoulos started with Hut 8 in July 2018. Mr. Vaiopoulos was appointed the Interim CEO on May 1, 2020 and returned as the CFO of Hut 8 on December 1, 2020. On April 8, 2021, Hut 8 announced that Mr. Vaiopoulos would be stepping down from his position as CFO but will continue to serve the Company in an advisory role effective on April 26, 2021

(9)	Kyle Appleby was appointed Corporate Secretary for Hut 8 on October 2, 2019. Kyle Appleby resigned as Corporate Secretary and was appointed the Interim CFO on May 1, 2020. Mr. Appleby no longer holds a role at Hut 8 as of December 1, 2020.

Incentive Plan Awards

The following table sets forth information with respect to the Hut 8 Options and Share-based awards held by the NEOs which were outstanding as of December 31, 2020.

	Option-Based Awards				Share-Based Awards
Name and Principal Position	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the- Money Options ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested(1) ($)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed ($)
Jamie Leverton Chief Executive Officer	Nil	n/a	n/a	Nil	Nil	Nil	Nil
Andrew Kiguel Former Chief Executive Officer	Nil	n/a	n/a	Nil	Nil	Nil	Nil

Jimmy Vaiopoulos Chief Financial Officer	90,000	$3.00	28-Sep-2023	Nil	406,667	$1,419,268	Nil
	66,667	$1.14	14-Dec-2024	Nil
Kyle Appleby Former Interim Chief Financial Officer	Nil	n/a	n/a	Nil	Nil	Nil	Nil

(1)	Based on Hut 8’s share price on December 31, 2020 of $3.49.

Executive Employment Agreements

On June 6, 2018 and superseded on December 6, 2019, the Company entered into an employment agreement with Jimmy Vaiopoulos, setting forth the terms and conditions of his employment, which provides for his base salary and annual bonus, and includes, among other things, provisions regarding confidentiality, and waiver of intellectual property rights. On April 8, 2021, Hut 8 announced that Mr. Vaiopoulos would be stepping down from his position as CFO but will continue to serve the company in an advisory role effective on April 26, 2021. Mr. Vaiopoulos has entered into a twelve-month consulting agreement with Hut 8 to assist with the transition of the new CFO and to serve as an ongoing advisor to the team on financial matters. The Company and Mr. Vaiopoulos' have mutually agreed to the waiver of Mr. Vaiopoulos' four-week notice period without further benefit or payment other than as set out in the consulting agreement. Mr. Vaiopoulos has provided the Company a full and final release of all matters relating to his employment with the Company and his cessation of employment. Mr. Vaiopoulos is not entitled to any termination or severance payment or benefit relating to his resignation.

On October 24, 2020, the Company entered into an employment agreement with Jaime Leverton, setting forth the terms and conditions of her employment as Chief Executive Officer of the Company, effective December 1, 2020, and which provides for her base salary and annual bonus, and includes, among other things, provisions regarding confidentiality, and waiver of intellectual property rights. The employment agreement with Ms. Leverton provides for the termination of Ms. Leverton’s employment for reasons of cause, early termination, and without cause or for good reason. In the event that Ms. Leverton’s employment is terminated without cause or for good reason, then (a) Ms. Leverton is entitled to any accrued and unpaid base salary, any accrued and outstanding vacation pay and reimbursement for business expenses properly incurred, (b) Ms. Leverton is entitled to any bonus awarded in the year preceeding the year of termination, if not yet paid, plus any bonus, if earned, for the year of termination, (c) Ms. Leverton is entitled to payment of Ms. Leverton’s base salary for a period of twelve months following the date of termination, (d) Ms. Leverton is entitled to the continuation of all of Ms. Leverton’s benefits and perquisites only for the minimum statutory notice period and thereafter, the Company will only continue Ms. Leverton’s group health and dental benefits for the remainder of the 12 month severance period and (e) long term incentive or other equity awards will be determined in accordance with the terms of the plan, it being understood that Ms. Leverton is not entitled to any damages or compensation in lieu of continued participation in the plan following her last day of active and actual employment. Where the termination occurs in connection with a change of control of the Company, and within twelve months following the closing of such change of control transaction, the Company or any successor terminates Ms. Leverton’s employment without cause or Ms. Leverton terminates her employment for either (a) the relocation of Ms. Leverton’s principal workplace to a location that is more than thirty kilometers from her then current principal workplace and homeworking is not agreeable to the Company, (b) a reduction of 10% or more in Ms. Leverton’s base salary, or (c) a material diminution in Ms. Leverton’s job duties, responsibilities or authority, then Ms. Leverton is entitled to the aforementioned entitlements.

EQUITY COMPENSATION PLANS

Securities Authorized for Issuance Under Equity Compensation Plans

Set forth below is a summary of securities issued and issuable under all equity compensation plans of the Company as of the Record Date.

	Number of securities to be issued upon exercise of outstanding Hut 8 Options, Hut 8 RSUs and Hut 8 DSUs	Weighted-average exercise price of outstanding Hut 8 Options	Number of securities remaining available under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders(1): Hut 8 Options Hut 8 RSUs Hut 8 DSUs	606,667 1,800,000 127,500	$4.92 N/A N/A	11,044,676 1,072,500 (2) 1,072,500 (2)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
TOTAL	2,534,167	N/A	12,117,176

(1)	The Company has proposed an amendment to the Omnibus Plan. If the proposed amendment is approved, among other things, references to the Reserved Amount in the Omnibus Plan will be removed and the maximum number of Hut 8 Shares reserved and available for issuance under the Omnibus Plan and any other proposed or established share compensation arrangement will not exceed ten percent (10%) of the issued and outstanding Hut 8 Shares. See "Business of the Meeting – Approval of Amendments to the Omnibus Plan".

(2)	Combined limit for both RSUs and DSUs.

Summary of the Omnibus Plan

The shareholders of the Company initially approved the Omnibus Plan on February 15, 2018. As of the Record Date, the Company had outstanding Hut 8 Options to purchase 606,667 Hut 8 Shares, of which 540,000 have been granted to officers and directors of the Company, which represents 0.51% of the issued and outstanding Hut 8 Shares. Also, as of the Record Date, the Company had outstanding 1,800,000 Hut 8 RSUs and 127,500 Hut 8 DSUs, all of which have been granted to officers and directors of the Company, which represents 1.51% and 0.11% of the issued and outstanding Hut 8 Shares, respectively.

The executive officers, along with the Company’s directors, employees and consultants, are eligible to participate in the Omnibus Plan. The purpose of the Omnibus Plan is to promote greater alignment of interests between employees and shareholders, and to support the achievement of the Company’s longer-term performance objectives, while providing a long-term retention element.

The Hut 8 Board is responsible for administering the Omnibus Plan, and the Compensation and Governance Committee makes recommendations to the Hut 8 Board in respect of matters relating to the Omnibus Plan.

The Omnibus Plan allows for a variety of equity-based awards that provide different types of incentives to be granted to the Company’s directors, executive officers, employees and consultants. The Omnibus Plan facilitates the granting of Hut 8 Options, Hut 8 RSUs or Hut 8 DSUs (collectively, the “Awards”) representing the right to receive one Hut 8 Share (or, in the case of Hut 8 DSUs, the cash equivalent of one Hut 8 Share, one Hut 8 Share, or a combination thereof) in accordance with the terms of Omnibus Plan. The following discussion is qualified in its entirety by the text of the Omnibus Plan.

Under the terms of the Omnibus Plan, the Hut 8 Board, or if authorized by the Hut 8 Board, the Compensation and Governance Committee, may grant awards to eligible participants. Awards may be granted at any time and from time to time in order to: (a) increase participants’ interest in the Company’s welfare; (b) provide incentives for participants to continue their services; and (c) reward participants for their performance of services. Participation in the Omnibus Plan is voluntary and, if an eligible participant agrees to participate, the grant of Awards will be evidenced by a grant agreement with each such participant. The interest of any participant in any Award is not assignable or transferable, whether voluntary, involuntary, by operation of law or otherwise, except upon the death of the participant.

The Omnibus Plan provides that appropriate adjustments, if any, will be made by the Hut 8 Board in connection with a reclassification, reorganization or other change of Hut 8 Shares, consolidation, distribution, merger or amalgamation, in the Hut 8 Shares issuable or amounts payable to preclude a dilution or enlargement of the benefits under the Omnibus Plan. In the event that a participant receives Hut 8 Shares in satisfaction of an Award during a black-out period, such participant shall not be entitled to sell or otherwise dispose of such Hut 8 Shares until such black-out period has expired.

The maximum number of Hut 8 Shares reserved for issuance, in the aggregate, under the Omnibus Plan is 10% of the aggregate number of Hut 8 Shares issued and outstanding. The aggregate number of Hut 8 Shares (i) issued to insiders under the Omnibus Plan or any other proposed or established share-based compensation arrangement within any one-year period and (ii) issuable to insiders at any time under the Omnibus Plan or any other proposed or established share-based compensation arrangement, shall in each case not exceed 10% of the aggregate number of issued and outstanding Hut 8 Shares (on a non-diluted basis), or such other number as may be approved by the TSX and the shareholders of the Company from time to time. The aggregate number of Hut 8 Shares issued to any one participant under the Omnibus Plan within any one-year period shall not exceed 5% of the aggregate number of issued and outstanding Hut 8 Shares (on a non-diluted basis).

Unless the Hut 8 Board decides or the grant agreement specifies otherwise, the Omnibus Plan provides that Hut 8 Options will vest as to 16.7% (1/6) every six month interval following the date of such grant for those participants who have provided their services to the Company for at least one year. For those participants who have provided their services to the Company for less than one year, Hut 8 Options will vest as to 33.3% (1/3) one year from the date of grant, and 16.7% (1/6) vesting every six months thereafter. The exercise price of any Hut 8 Option shall be fixed by the Hut 8 Board when such Hut 8 Option is granted, but shall not be less than the closing price of the Hut 8 Shares on the TSX on the day prior to the date of grant (and, after the amendments to the Omnibus Plan become effective, will be based on the 5-day volume weighted average price of the Hut 8 Shares on the TSX) (the “Market Value”). A Hut 8 Option shall be exercisable during a period established by the Hut 8 Board which shall commence on the date of the grant and shall terminate no later than ten years after the date of the granting of the Award or such shorter period as the Hut 8 Board may determine. The Omnibus Plan will provide that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a black-out period. In such cases, the extended exercise period shall terminate 10 business days after the last day of the blackout-period.

With respect to Hut 8 RSUs, unless otherwise inconsistent with the terms of the Omnibus Plan, the Hut 8 Board may impose in its sole and absolute discretion such vesting and other terms and conditions. With respect to Hut 8 DSUs, unless otherwise approved by the Hut 8 Board and except as otherwise provided in a participant’s grant agreement or any other provision of the Omnibus Plan, Hut 8 DSUs will vest 50% on the date that is six months from the date of grant and 50% on the anniversary of the date of grant.

The following table describes the impact of certain events upon the rights of holders of Awards under the Omnibus Plan (other than DSUs, which will be settled in accordance with the terms of Section 4 of the Omnibus Plan), including termination for cause, termination other than for cause and death, subject to the terms of a participant’s employment agreement:

Event Provisions	Provisions
Termination for cause	Immediate forfeiture of all vested and unvested Awards.
Resignation	Forfeiture of all unvested Awards and the earlier of the original expiry date and 90 days after resignation to exercise vested Awards or such longer period as the Hut 8 Board may determine in its sole discretion.
Termination other than for cause	Subject to the terms of the grant or as determined by the Hut 8 Board, upon a participant’s termination without cause the number of Awards that may vest is subject to pro-ration over the applicable performance or vesting period and shall expire on the earlier of 90 days after the effective date of the termination or the expiry date of the Awards.
Retirement	Upon the retirement of a participant’s employment with the Company, any unvested Awards held by the participant as at the termination date will be as set forth in the applicable grant agreement.
Death	All unvested Awards will vest and may be exercised within 180 days after death.

In connection with a change of control of the Company, the Hut 8 Board has (i) the right to provide for the conversion or exchange of any outstanding Awards into equivalent Awards of substantially equivalent (or greater) value in any entity participating in or resulting from a change of control and (ii) the power, in its sole discretion, to modify the terms of the Omnibus Plan and/or the Awards to assist the participants to tender into a take-over bid or other transaction leading to a change of control. The Hut 8 Board may, in its sole discretion, change the performance criteria or accelerate the vesting and/or the expiry date of any or all outstanding Awards to provide that, notwithstanding the performance criteria and/ or vesting provisions of such Awards or any grant agreement, such designated outstanding Awards will be fully performed and/or vested and conditionally exercisable upon (or prior to) the completion of the change of control provided that the Hut 8 Board will not, in any case, authorize the exercise of Awards beyond the expiry date of the Awards. If a participant is terminated without cause or resigns for good reason during the 12 month period following a change of control, or after the Company has signed a written agreement to effect a change of control but before the change of control is completed, then any unvested Awards will immediately vest and may be exercised within 30 days of such date.

The Hut 8 Board may, in its sole discretion, suspend or terminate the Omnibus Plan at any time, or from time to time, amend, revise or discontinue the terms and conditions of the Omnibus Plan or of any Award granted under the Omnibus Plan and any grant agreement relating thereto, subject to any required regulatory and TSX approval, provided that such suspension, termination, amendment, or revision will not adversely alter or impair any Award previously granted except as permitted by the terms of Omnibus Plan or as required by applicable laws.

The Hut 8 Board may amend the Omnibus Plan or any Award at any time without the consent of a participant provided that such amendment shall: (a) not adversely alter or impair any Award previously granted except as permitted by the terms of the Omnibus Plan; (b) be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the TSX; and (c) be subject to shareholder approval, where required by law, the requirements of the TSX or the Omnibus Plan, provided however that shareholder approval shall not be required for the following amendments and the Hut 8 Board may make any changes which may include but are not limited to:

•	amendments of a general housekeeping or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the Omnibus Plan;

•	changes that alter, extend or accelerate the terms of vesting or settlement applicable to any Awards; and

•	a change to the eligible participants under the Omnibus Plan,

provided that the alteration, amendment or variance does not:

•	increase the maximum number of Hut 8 Shares issuable under the Omnibus Plan, other than an adjustment pursuant to a change in capitalization;

•	reduce the exercise price of the Awards; or

•	amend the amendment provisions of the Omnibus Plan.

Burn Rate

The Omnibus Plan was approved by shareholders on February 15, 2018. During the years ended December 31, 2018, December 31, 2019 and December 31, 2020, the Company’s annual burn rate with respect to the Awards granted under the Omnibus Plan was 2.64%, 0.58% and 0.50%, respectively. The burn rate is calculated in accordance with section 613(p) of the TSX Company manual, of each of the Company’s security-based arrangements for the three most recently completed fiscal years. The burn rate is equal to the total number of securities (Hut 8 Options, Hut 8 RSUs and Hut 8 DSUs) granted under the plan during the applicable fiscal year subject to the Omnibus Plan divided by the weighted average number of Hut 8 Shares outstanding as of December 31, 2020. The Company’s future burn rate under the Omnibus Plan is subject to change from time to time, based on the number of Awards granted and the total number of Hut 8 Shares issued and outstanding.

CORPORATE GOVERNANCE

Statement of Corporate Governance Practices

NI 58-101 addresses matters such as the constitution and independence of boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. NI 58-101 requires an issuer who solicits a proxy from a security holder for the purpose of electing directors to include specified corporate governance disclosure in its management information circular. Set out below is a description of the Company’s approach to corporate governance in relation to NI 58-101.

The Hut 8 Board

NI 58-101 defines an “independent director” as a director who has no direct or indirect material relationship with the Company. A “material relationship” is in turn defined as a relationship which could, in the view of the Hut 8 Board, be reasonably expected to interfere with such member’s independent judgment.

The Hut 8 Board believes that it functions independently of management. To enhance its ability to act independently of management, the Hut 8 Board may meet in the absence of members of management and the non-independent directors or may excuse such Persons from all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate.

At the Meeting, a total of 5 director nominees will stand for election, of which the following are independent: Bill Tai, Joseph Flinn and Alexia Hefti. The following nominees are not independent within the meaning of "independence" set forth in NI 58-101 and NI 52-110: Jaime Leverton, who is the Chief Executive Officer and Jeremy Sewell, who is the nominee of Bitfury to the Hut 8 Board.

On March 2, 2018, the Company entered into an investor rights agreement (the “Investor Rights Agreement”) with Bitfury. Pursuant to the Investor Rights Agreement, among other things, Bitfury may designate one nominee to the Hut 8 Board if its beneficial ownership of the outstanding Hut 8 Shares is between 10% and 20%, on a non-diluted basis. As noted above, based on public filings, Bitfury holds an aggregate of 16.87% of the issued and outstanding Hut 8 Shares. See “Voting Securities and Principal Holders.”

The independent directors generally meet virtually on a monthly basis and hold meetings on an ad hoc basis from time-to-time, as needed in their determination, which is supported and encouraged by the Hut 8 Board.

The following table provides details regarding director attendance at the Hut 8 Board and the Audit Committee meetings during the year ended December 31, 2020 for all directors during 2020 (including for partial tenure).

Director	Board of Directors		Audit Committee
	Number Attended	% Attended	Number Attended	% Attended
Bill Tai	14 of 14	100%	N/A	N/A
Joseph Flinn(3)	14 of 14	100%	4 of 4	100%
Jeremy Sewell(3)	14 of 14	100%	3 of 3	100%
Dennis Mills	11 of 14	79%	3 of 4	75%
Gerri Sinclair(1)	2 of 7	29%	1 of 1	100%
Chris Eldredge(2)(3)(4)	N/A	N/A	N/A	N/A
Sanjiv Samant(2)(5)	N/A	N/A	N/A	N/A
Jaime Leverton(2)	N/A	N/A	N/A	N/A

(1)	Gerri Sinclair resigned from the Hut 8 Board on April 3, 2020.

(2)	There were no meetings of the Board of Directors, the Audit Committee or the Compensation and Governance Committee in 2020 after Chris Eldredge, Sanjiv Samant and Jaime Leverton joined the Hut 8 Board.

(3)	The meetings of the Compensation and Governance Committee were held informally at various times in 2020.

(4)	Chris Eldredge was nominated to the Hut 8 Board on December 30, 2020 and subsequently resigned from the Hut 8 Board on May 13, 2021.

(5)	Sanjiv Samant was nominated to the Hut 8 Board on December 30, 2020 and subsequently resigned from the Hut 8 Board on May 13, 2021.

Directorships

As at the Record Date, the Company does not have any directors who serve on any other additional public boards.

The Hut 8 Board has developed written position descriptions for the Chairman of the Hut 8 Board, the Chair of each Hut 8 Board committee and the Chief Executive Officer. Copies of these the full position descriptions can be found on the Company's website.

Board Mandate

The mandate of the Hut 8 Board is to manage and supervise the management of the Company's and affairs. The mandate is attached as Schedule D hereto and is available on the Company's website.

Orientation and Continuing Education

While the Company currently has no formal orientation and education program for new directors, the Hut 8 Board provides new directors with sufficient information (such as recent annual reports, prospectus, proxy solicitation materials and various other operating, property and budget reports) to ensure that new directors are familiar with the Company’s business and the procedures of the Hut 8 Board. In addition, new directors are encouraged to visit and meet with management on a regular basis. The Company also encourages continuing education of its directors and officers where appropriate to ensure that they have the necessary skills and knowledge to meet their respective obligations to the Company. Senior management makes regular presentations to the Board on the main areas of the Company's business, and to maintain a current understanding of the Company's business, including its operations, internal controls, financial reporting and accounting practices.

Ethical Business Conduct

The Hut 8 Board monitors the ethical conduct of the Company and ensures that it complies with applicable legal and regulatory requirements, such as those of relevant securities commissions and stock exchanges. The Hut 8 Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law, as well as the restrictions placed by applicable corporate legislation on the individual director’s participation in decisions of the Hut 8 Board in which the director has an interest, have been sufficient to ensure that the Hut 8 Board operates independently of management and in the best interests of the Company. The Hut 8 Board has adopted a written code of conduct and ethics policy for its employees, officers and directors. An interested party may obtain a copy of the code and any amendments on: a) the Company's website and b) SEDAR's website at www.sedar.com.

Nomination of Directors

The Compensation and Governance Committee performs the functions of a nominating committee and is therefore responsible for appointing and assessing directors. The Hut 8 Board believes that this has been a practical approach to date. While there are no specific criteria for Hut 8 Board membership, other than as described herein, the Company places a priority on prior experience as a senior executive and/or director of reporting issuer and a particular knowledge of areas germane to the Company’s activities and market sector. As such, nominations are considered from the recruitment efforts of Company management and supported if necessary by external recruitment professionals as well as by the efforts of the directors themselves. To the extent practicable, the Company considers diversity criteria in seeking directors who represent all genders, various ages, geographic and ethnic diversity, religious belief, cultural background, economic circumstance, sexual orientation and other characteristics of the communities in which the Company conducts its business.

Compensation

The Compensation and Governance Committee functions as the compensation committee of the Company for the purpose of annually reviewing the adequacy and form of compensation of directors and officers to ensure that such compensation reflects the responsibilities, time commitment and risks involved in being an effective director and/or officer. As of the Record Date, the committee was comprised of Christopher Eldredge (Chair), Joseph Flinn, and Jeremy Sewell. The Hut 8 Board accepted the resignation of Chris Eldredge on May 13, 2021. As of the date hereof, the Compensation and Governance Committee is comprised of Alexia Hefti (chair) and Jeremy Sewell, Joseph Flinn, and the composition is expected to remain the same following the Meeting. The Compensation and Governance Committee determines the compensation for Hut 8’s directors and officers through their own experience working in and with C-Suite executives and review of market data analysis for executive compensation comparable to that of Hut 8.

Hut 8 Board Committees

The Hut 8 Board currently has two standing committees: the Audit Committee and the Compensation and Governance Committee.

Assessments

The Hut 8 Board assesses, on an annual basis, the contributions of the Hut 8 Board as a whole and each of the individual directors, in order to determine whether each is functioning effectively. The Hut 8 Board satisfies itself that the board, its committees, and its individual directors are performing effectively through ongoing informal assessments made and discussed at meetings of the board. The Hut 8 Board also annually assesses its policies, procedure, guidelines or standard, to ensure that they remain current and relevant.

Director Term Limits and Other Mechanisms of Board Renewal

Hut 8 has not adopted term limits for the directors on its board. The Hut 8 Board may consider implementing term limits and other mechanisms of board renewal if and when it determines it would improve Hut 8’s corporate governance. The business of the Company is constantly changing as the cryptocurrency industry evolves. Recognizing this, and to ensure optimal governance of the Company by the Hut 8 Board, director renewal and replacement is managed in a manner to ensure that the Hut 8 Board can function effectively, while enabling new directors to gain a full understanding of the Company's business.

Policies Regarding the Representation of Women on the Board

On May 12, 2021, the Hut 8 Board adopted a standalone written diversity and inclusion policy (the "Diversity Policy"). The Diversity Policy seeks to ensure diverse representation among the members of the Hut 8 Board including an emphasis on gender diversity. This policy confirms the Hut 8 Board's commitment to diversity and inclusion as part of the Company's core values and to setting a "tone at the top" that leads to greater diversity on the Hut 8 Board, senior management and across the organization.

Consideration of the Representation of Women in the Director Identification and Selection Process

The Compensation and Governance Committee considers all aspects of diversity, including gender, culture and ethnicity, age, sexual orientation, ability and disability, geographic background and other personal characteristics when assessing issues related to board composition and renewal. The Hut 8 Board selects the best candidate based on qualifications and the overall mix of skills and attributes, with a commitment to gender diversity.

Consideration Given to the Representation of Women in Executive Officer Appointments

Diversity, inclusive of gender, is a key factor in the Company's corporate-wide talent management strategy, which seeks to identify, mentor and develop current executives and employees for more senior positions in the Hut 8 organization.

Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Hut 8 Board has not adopted a formal target regrading women on the Hut 8 Board and in executive officer positions. It has however, through the adoption of the Diversity Policy, adopted a target of having directors who are women comprise not less than 30% of the Hut 8 Board; and officers who are women comprise not less than 30% of the management of Hut 8.

Number of Women on the Board and in Executive Officer Positions

At the date of this Circular, the Company has four women in executive officer and senior management positions. This includes Jamie Leverton in her role as Chief Executive Officer of the Company, Tanya Woods in her role as General Counsel and Executive Vice President of Regulator Affairs of Hut 8, Viktoriya Griffin in her role as Corporate Secretary of Hut 8 and Sue Ennis in her role as Head of Investor Relations of the Company. This represents 50% of the 8 executive officer and other senior management positions within the Company.

If Ms. Leverton is re-elected as a director of Hut 8 at the Meeting and assuming the nomination of Ms. Hefti to the Hut 8 Board at the Meeting, the Hut 8 Board will be comprised of two (2) women directors of a total 5 directors, representing 40% of the directors.

INDEBTEDNESS OF EXECUTIVE OFFICERS AND DIRECTORS

No individual who is, or at any time during the most recently completed financial year of the Company was, a director, executive officer, employee or former director, executive officer or employee of the Company, a Hut 8 Nominee, or any of their associates, is indebted to the Company or any subsidiary of the Company as of the Record Date or was so indebted at any time during the last completed fiscal year of the Company, nor have any such individuals been or are they currently indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement provided by the Company or any subsidiary of the Company.

AUDIT COMMITTEE

NI 52-110 requires the Company to annually disclose in its management information circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth below.

Audit Committee Charter

The Company’s audit committee is governed by an audit committee charter, the text of which is attached as Schedule “A” to this Information Circular. Additional information on the audit committee can be found in the Company’s annual information form for the year ended December 31, 2020 (the “AIF”) dated March 25, 2021 under the heading “Directors and Officers – Audit Committee”. The AIF is available publicly on SEDAR at www.sedar.com.

Composition of the Audit Committee

At December 31, 2020, the Company’s Audit Committee was comprised of three individuals: Joseph Flinn, Chris Eldredge, and Sanjiv Samant. The Hut 8 Board accepted the resignations of Chris Eldredge and Sanjiv Samant on May 13, 2021. As of the date hereof, the Company's Audit Committee is comprised of three individuals: Joseph Flinn (Chair), Bill Tai, and Alexia Hefti. All three members are considered to be “independent” within the meaning of NI 52-110. Each member of the Audit Committee is also considered to be “financially literate” which includes the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues of the Company. After the Meeting, the Hut 8 Board intends to constitute the Audit Committee with each of the three (3) independent director nominees (Joseph Flinn (Chair), Bill Tai, and Alexia Hefti).

Member	Relevant Experience
Current Audit Committee
Joseph Flinn	-	CFO of Seaboard Transportation Group, a major international bulk transportation group of companies.
	-	Two years as President of Clarke Freight Transportation Group, a major national freight carrier
	-	12 years of senior leadership at Sysco Corporation, including CFO of Sysco Canada, and President of Sysco Canada’s Eastern Division

Bill Tai	-	Partner Emeritus for Charles River Ventures
	-	MBA from Harvard

Alexia Hefti	-	Founder and CEO of eGovern.com
	-	Blockchain Tax Lead at Deloitte

Audit Fees

The following chart summarizes the aggregate fees that were billed by the external auditors of the Company for professional services rendered to the Company for audit and non-audit related services for Fiscal 2020 and Fiscal 2019. As at the Record Date, the Fiscal 2020 and Fiscal 2019 audits were completed and the fees are as follows.

Type of Work	Fiscal 2020	Fiscal 2019
Audit Fees(1)	$195,000	$150,000
Audit-Related Fees(2)	$50,000	$28,500
Tax Advisory Fees(3)	$60,000	$13,200
All Other Fees(4)	-	-
Total	$305,000	$191,700

(1)	Aggregate fees estimated to be billed for the Company’s annual financial statements and services normally provided by the auditor in connection with the Company’s statutory and regulatory filings.

(2)	Aggregate fees estimated to be billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported as “Audit Fees”, including: assistance with aspects of tax accounting, attest services not required by state or regulation and consultation regarding financial accounting and reporting standards.

(3)	Aggregate estimated to be fees billed for tax compliance, advice, planning and assistance with tax for specific transactions.

(4)	Aggregate estimated to be fees billed for products and services provided by the Company’s external auditor, other than the services reported in Audit Fees, Audit-Related Fees and Tax Fees.

OTHER BUSINESS

Management of the Company is not aware of any other business to come before the Meeting other than as set forth in the Notice of Annual Meeting. If any other business properly comes before the Meeting, it is the intention of the persons named in the form of proxy to vote the Hut 8 Shares represented thereby in accordance with their best judgment on such matter.

MANAGEMENT CONTRACTS

There are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no informed person (as that term is defined in NI 51-102) or any nominee for election as a director, or any associate or affiliate of any of them, has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year of the Company that has materially affected or is reasonably expected to materially affect the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information is contained in the Company’s audited financial statements and management’s discussion and analysis for the year ended December 31, 2020. In addition, a Hut 8 Shareholder may obtain copies of the Company’s financial statements and management’s discussion and analysis by contacting the Company by mail at 130 King Street West, Suite 1800, Toronto, ON, M5X 2A2 or by telephone at 647-256-1992.

APPROVAL

The Hut 8 Board has approved the contents of this Information Circular and the sending thereof to our shareholders, directors and auditor.

DATED as at the 21st day of May, 2021.

ON BEHALF OF THE BOARD OF DIRECTORS

"Bill Tai"
Bill Tai
Chairman of the Board of Directors

Toronto, Ontario

SCHEDULE A

AUDIT COMMITTEE CHARTER

As initially approved and adopted by the Board of Directors of Hut 8 (the “Board”), on March 5, 2018

Section 1	Mandate

The mandate of the Audit Committee (the “Committee”) of the Board of the Company is to:

(a)	assist the Board in fulfilling its oversight responsibilities in respect of:

(i)	the quality and integrity of the Company’s financial statements, financial reporting processes and systems of internal controls and disclosure controls regarding risk management, finance, accounting, and legal and regulatory compliance;

(ii)	the independence and qualifications of the Company’s external auditors;

(iii)	the review of the periodic audits performed by the Company’s external auditors and the Company’s internal accounting department; and

(iv)	the development and implementation of policies and processes in respect of corporate governance matters;

(b)	provide and establish open channels of communication between the Company’s management, internal accounting department, external auditor and directors;

(c)	prepare all filings and disclosure documents required to be prepared by the Committee and/or the Board pursuant to all applicable federal, provincial and state securities legislation and the rules and regulations of all securities commissions having jurisdiction over the Company;

(d)	review and confirm the adequacy of procedures for the review of all public disclosure of financial information extracted or derived from the Company’s financial statements, and to periodically assess the adequacy of those procedures; and

(e)	establish procedures for:

(i)	the receipt, retention and treatment of complaints or concerns received by the Company regarding accounting, internal accounting controls or auditing matters, including, but not limited to, concerns about questionable accounting or auditing practices; and

(ii)	the confidential, anonymous submission by employees of the Company of such complaints or concerns.

The Committee will primarily fulfil its mandate by performing the duties set out in Article 7 hereof.

The Board and management of the Company will ensure that the Committee has adequate funding to fulfil its mandate.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, or to determine that the Company’s financial statements are complete and accurate or are in accordance with generally accepted accounting principles, accounting standards or applicable laws and regulations. This is the responsibility of Company’s management, internal accounting department and external auditors. Because the primary function of the Committee is oversight, the Committee will be entitled to rely on the expertise, skills and knowledge of the Company’s management, internal accounting department, external auditors and other external advisors and the integrity and accuracy of information provided to the Committee by such persons in carrying out its oversight responsibilities. Nothing in this Charter is intended to change or in any way limit the responsibilities and duties of Company’s management, internal accounting department or external auditors.

Section 2	Composition

The Committee will be comprised of members of the Board, the number of which will be determined from time to time by resolution of the Board. The composition of the Committee will be determined by the Board such that the membership and independence requirements set out in the rules and regulations, in effect from time to time, of any securities commissions (including, but not limited to, the Securities and Exchange Commission and the British Columbia Securities Commission) and any exchanges upon which the Company’s securities are listed (including, but not limited to, the Toronto Stock Exchange and the NYSE are satisfied (the said securities commissions and exchanges are hereinafter collectively referred to as the “Regulators”).

Section 3	Term of Office

The members of the Committee will be appointed or re-appointed by the Board on an annual basis. Each member of the Committee will continue to be a member thereof until such member’s successor is appointed, or until such member resigns or is removed by the Board. The Board may remove or replace any member of the Committee at any time. However, a member of the Committee will automatically cease to be a member of the Committee upon either ceasing to be a director of the Board or ceasing to meet the requirements established, from time to time, by any Regulators. Vacancies on the Committee will be filled by the Board.

Section 4	Committee Chair

The Board, or if it fails to do so, the members of the Committee, will appoint a chair from the members of the Committee. If the chair of the Committee is not present at any meeting of the Committee, an acting chair for the meeting will be chosen by majority vote of the Committee from among the members present. In the case of a deadlock in respect of any matter or vote, the chair will refer the matter to the Board for resolution. The Committee may appoint a secretary who need not be a member of the Board or Committee.

Section 5	Meetings

The time and place of meetings of the Committee and the procedures at such meetings will be determined, from time to time, by the members thereof, provided that:

(a)	a quorum for meetings will be two members, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to and hear each other. The Committee will act on the affirmative vote of a majority of members present at a meeting at which a quorum is present. The Committee may also act by unanimous written consent in lieu of meeting;

(b)	the Committee may meet as often as it deems necessary, but will not meet less than once annually;

(c)	notice of the time and place of every meeting will be given in writing and delivered in pursuing or by facsimile or other means of electronic transmission to each member of the Committee at least 72 hours prior to the time of such meeting; and

(d)	the Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board. The Committee will make regular reports of its meetings to the Board, directly or through its chair, accompanied by any recommendations to the Board approved by the Committee.

Section 6	Authority

The Committee will have the authority to:

(a)	retain (at the Company’s expense) its own legal counsel, accountants and other consultants that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities;

(b)	conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities;

(c)	take whatever actions it deems appropriate, in its sole discretion, to foster an internal culture within the Company that results in the development and maintenance of a superior level of financial reporting standards, sound business risk practices and ethical behaviour; and

(d)	request that any director, officer or employee of the Company, or other persons whose advice and counsel are sought by the Committee (including, but not limited to, the Company’s legal counsel and the external auditors) meet with the Committee and any of its advisors and respond to their inquiries.

Section 7	Specific Duties

In fulfilling its mandate, the Committee will, among other things:

(a)	(i) select the external auditors, based upon criteria developed by the Committee; (ii) approve all audit and non-audit services in advance of the provision of such services and the fees and other compensation to be paid to the external auditors; (iii) oversee the services provided by the external auditors for the purpose of preparing or issuing an audit report or related work; and (iv) review the performance of the external auditors, including, but not limited to, the partner of the external auditors in charge of the audit, and, in its discretion, approve any proposed discharge of the external auditors when circumstances warrant, and appoint any new external auditors. Notwithstanding any other provision of this Charter, the external auditor will be ultimately accountable to the Board and the Committee, as representatives of the shareholders of the Company, and those representatives will have the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the external auditor (or to nominate the external auditor to be proposed for shareholder approval);

(b)	periodically review and discuss with the external auditors all significant relationships that the external auditors have with the Company to determine the independence of the external auditors. Without limiting the generality of the foregoing, the Committee will ensure that it receives, on an annual basis, a formal written statement from the external auditors that sets out all relationships between the external auditor and the Company, and receives an opinion on the financial statements consistent with all professional standards that are applicable to the external auditors (including, but not limited to, those established by any securities legislation and regulations, the Canadian Institute of Chartered Professional Accountants – Chartered Accountants, Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants, and those set out in the International Financial Reporting Standards as issued by the International Accounting Standards Board);

(c)	evaluate, in consultation with the Company’s management, internal accounting department and external auditors, the effectiveness of the Company’s processes for assessing significant risks or exposures and the steps taken by management to monitor, control and minimize such risks; and obtain, annually, a letter from the external auditors as to the adequacy of such controls;

(d)	consider, in consultation with the Company’s external auditors and internal accounting department, the audit scope and plan of the external auditors and the internal accounting department;

(e)	coordinate with the Company’s external auditors the conduct of any audits to ensure completeness of coverage and the effective use of audit resources;

(f)	assist in the resolution of disagreements between the Company’s management and the external auditors regarding the preparation of financial statements; and in consultation with the external auditors, review any significant disagreement between management and the external auditors in connection with the preparation of the financial statements, including management’s responses thereto;

(g)	after the completion of the annual audit, review separately with each of the Company’s management, external auditors and internal accounting department the following:

(i)	the Company’s annual financial statements and related footnotes;

(ii)	the external auditors’ audit of the financial statements and their report thereon;

(iii)	any significant changes required in the external auditors’ audit plan;

(iv)	any significant difficulties encountered during the course of the audit, including, but not limited to, any restrictions on the scope of work or access to required information;

(v)	the Company’s guidelines and policies governing the process of risk assessment and risk management; and

(h)	other matters related to the conduct of the audit that must be communicated to the Committee in accordance with the standards of any regulatory body (including, but not limited to, securities legislation and regulations, the Canadian Institute of Chartered Professional Accountants - Chartered Accountants, International Financial Reporting Standards as issued by the International Accounting Standards Board, Canadian generally accepted auditing standards, the Public Company Accounting Oversight Board (United States), and the American Institute of Certified Public Accountants);

(i)	consider and review with the Company’s external auditors (without the involvement of the Company’s management and internal accounting department):

(i)	the adequacy of the Company’s internal controls and disclosure controls, including, but not limited to, the adequacy of computerized information systems and security;

(ii)	the truthfulness and accuracy of the Company’s financial statements; and

(iii)	any related significant findings and recommendations of the external auditors and internal accounting department, together with management’s responses thereto;

(j)	consider and review with the Company’s management and internal accounting department:

(i)	significant findings during the year and management’s responses thereto;

(ii)	any changes required in the planned scope of their audit plan;

(iii)	the internal accounting department’s budget and staffing; and

(iv)	the internal auditor department’s compliance with the appropriate internal auditing standards;

(k)	establish systems for the regular reporting to the Committee by each of the Company’s management, external auditors and internal accounting department of any significant judgments made by management in the preparation of the financial statements and the opinions of each as to appropriateness of such judgments;

(l)	review (for compliance with the information set out in the Company’s financial statements and in consultation with the Company’s management, external auditors and internal accounting department, as applicable) all filings made with Regulators and government agencies, and other published documents that contain the Company’s financial statements before such filings are made or documents published (including, but not limited to: (i) any certification, report, opinion or review rendered by the external auditors; (ii) any press release announcing earnings (especially those that use the terms “pro forma”, “adjusted information” and “not prepared in compliance with generally accepted accounting principles”); and (iii) all financial information and earnings guidance intended to be provided to analysts, the public or to rating agencies);

(m)	prepare and include in the Company’s annual proxy statement or other filings made with Regulators any report from the Committee or other disclosures required by all applicable federal, provincial and state securities legislation and the rules and regulations of Regulators having jurisdiction over the Company;

(n)	review with the Company’s management: (i) the adequacy of the Company’s insurance and fidelity bond coverage, reported contingent liabilities and management’s assessment of contingency planning; (ii) management’s plans in respect of any changes in accounting practices or policies and the financial impact of such changes; (iii) any major areas in that, in management’s opinion, have or may have a significant effect upon the financial statements of the Company; and (iv) any litigation or claim (including, but not limited to, tax assessments) that could have a material effect upon the financial position or operating results of the Company;

(o)	at least annually, review with the Company’s legal counsel and accountants all legal, tax or regulatory matters that may have a material impact on the Company’s financial statements, operations and compliance with applicable laws and regulations;

(p)	review and update periodically a Code of Ethics and Business Conduct for the directors, officers and employees of the Company; and review management’s monitoring of compliance with the Code of Ethics and Business Conduct;

(q)	review and update periodically the procedures for the receipt, retention and treatment of complaints and concerns by employees received by the Company regarding accounting, internal accounting controls or auditing matters, including, but not limited to, concerns regarding questionable accounting or auditing practices;

(r)	consider possible conflicts of interest between the Company’s directors and officers and the Company; and approve for such parties, in advance, all related party transactions;

(s)	review policies and procedures in respect of the expense accounts of the Company’s directors and officers, including, but not limited to, the use of corporate assets;

(a)	Monitor and periodically review the Whistleblower Policy of the Company and associated procedures for:

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;

(ii)	the confidential, anonymous submission by directors, officers and employees of the Company of concerns regarding questionable accounting or auditing matters; and

(iii)	if applicable, any violations of applicable law, rules or regulations that relate to corporate reporting and disclosure, or violations of the Company’s Code of Conduct;

(t)	review and approve the Company’s hiring policies regarding employees and partners, and former employees and partners, of the present and former external auditors of the Company;

(u)	direct and supervise the investigation into any matter brought to its attention within the scope of the Committee’s duties. Perform such other duties as may be assigned to it by the Board from time to time or as may be required by applicable law; and

(v)	perform such other functions, consistent with this Charter, the Company’s constating documents and governing laws, as the Committee deems necessary or appropriate.

Section 8	Review of Charter

The Committee shall periodically review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.

SCHEDULE B

AMENDED AND RESTATED OMNIBUS PLAN

HUT 8 MINING CORP.

OMNIBUS LONG-TERM INCENTIVE PLAN

Effective February 15, 2018, as amended April 8, 2019 and May 14, 2021

2

Appendix A - FORM OF OPTION AGREEMENT

Appendix B - FORM OF DSU AGREEMENT

Appendix C - BOARD RETAINER DSU ELECTION NOTICE

Appendix D - FORM OF RSU AGREEMENT

HUT 8 MINING CORP. OMNIBUS LONG-TERM INCENTIVE PLAN

Hut 8 Mining Corp. (the "Corporation") hereby establishes an Omnibus Long-Term Incentive Plan for certain qualified directors, officers, employees, consultants and service providers providing ongoing services to the Corporation and its Affiliates (as defined herein) that can have an impact on the Corporation's long-term results.

Article 1
DEFINITIONS

Section 1.1	Definitions.

Where used herein or in any amendments hereto or in any communication required or permitted to be given hereunder, the following terms shall have the following meanings, respectively, unless the context otherwise requires:

"Affiliate" has the meaning given to this term in the Securities Act (Ontario), as such legislation may be amended, supplemented or replaced from time to time;

"Annual Board Retainer" means the annual retainer paid by the Corporation to a director in a calendar year for service on the Board, including Board committee fees, attendance fees and additional fees and retainers to committee chairs; provided that, for greater clarity, "Annual Board Retainer" shall not include any amounts paid as a reimbursement or allowance for expenses;

"Associate", where used to indicate a relationship with a Participant, means (i) any partner of that Participant and (ii) the spouse of that Participant and that Participant's children, as well as that Participant's relatives and that Participant's spouse's relatives, if they share that Participant's residence;

"Awards" means Options, RSUs and DSUs granted to a Participant pursuant to the terms of the Plan;

"Black-Out Period" means a period of time when pursuant to any policies of the Corporation, any securities of the Corporation may not be traded by certain persons designated by the Corporation;

"Board" has the meaning ascribed thereto in Section 2.2(1) hereof;

"Board Retainer DSUs" has the meaning ascribed thereto in Section 4.3 hereof;

"Business Day" means a day other than a Saturday, Sunday or statutory holiday, when Canadian Chartered banks are generally open for business in Toronto, Ontario, Canada, for the transaction of banking business;

"Canadian Participant" means a Participant who is a resident of Canada for purposes of the Tax Act or who is granted an Award in respect of, or by virtue of, employment services rendered in Canada; provided that, for greater certainty, a Participant may be both a Canadian Participant and a U.S. Participant;

"Cash Equivalent" means the amount of money equal to the Market Value;

"Cashless Exercise Right" has the meaning ascribed thereto in Section 3.7 hereof;

"Change in Control" means the occurrence of any of the fol1owing events: (i) the acquisition, directly or indirectly, by any Person or group of Persons acting jointly or in concert, within the meaning of National Instrument 62-104 - Takeover Bids and Issuer Bids (or any successor instrument thereto), of a beneficial interest in voting or equity securities of the Corporation, together with all voting or equity securities of the Corporation at the time held beneficially, directly or indirectly by such person or persons acting jointly or in concert, equal to more than 50% of the votes associated with the outstanding voting securities of the Corporation; (ii) a merger, consolidation, plan of arrangement or reorganization of the Corporation that results in the beneficial, direct or indirect transfer of more than 50% of the total voting power of the resulting entity's outstanding securities to a person, or group of persons acting jointly and in concert, who are different from the person(s) that have, beneficially, directly or indirectly, more than 50% of the total voting power prior to such transaction; (iii) any sale, lease, exchange or other transfer (in one transaction or series of related transactions) of all or substantially all of the Corporation's property and assets, or (iv) the Corporation's shareholders approving any plan or proposal for the liquidation or dissolution of the Corporation;

"Code" means the U.S Internal Revenue Code of 1986, as amended, as well as any applicable regulations and guidance thereunder;

"Code of Conduct" means any code of conduct adopted by the Corporation, as modified from time to time;

"Committee" has the meaning ascribed thereto in Section 2.2(1) hereof;

"Consultant" means a person, other than a director or an employee of the Corporation or of an Affiliate of the Corporation, that (i) is engaged to provide services to the Corporation or an Affiliate of the Corporation other than services provided in relation to a distribution of securities; (ii) provides services under a written contract with the Corporation or an Affiliate of the Corporation; and (iii) spends or will spend a significant amount of time and attention to the affairs and business of the Corporation or an Affiliate of the Corporation;

"Corporation" means Hut 8 Mining Corp., a corporation existing under the Business Corporations Act (British Columbia), as amended from time to time, and any corporate successor thereto;

"Dividend Equivalent" has the meaning ascribed thereto in Section 4.7 hereof;

"DSU" means a notional unit credited by means of a bookkeeping entry on the books of the Corporation pursuant to the Plan, and administered pursuant to the Plan, representing the conditional right of the holder to receive, at the discretion of the Corporation, the Cash Equivalent of one (1) Share, or one (1) Share, or a combination thereof, in accordance with Article 4, and references to "DSUs" in this Plan include any specific types of DSUs referenced herein, including Board Retainer DSUs;

"DSU Agreement" means a written letter agreement between the Corporation and a Participant evidencing the grant of DSUs and the terms and conditions thereof, substantially in the form of Appendix "B";

"DSU Redemption Notice" has the meaning ascribed thereto in Section 4.4(1) hereof;

"Eligible Director" means a member of the Board who, at the time of execution of a Grant Agreement, and at all times thereafter while they continue to serve as a member of the Board, is not, other than in their role as a director, officer, senior executive or other Employee of the Corporation or an Affiliate, a consultant or service provider providing ongoing services to the Corporation and its Affiliates;

"Eligible Participants" means: (i) in respect of a grant of Options or RSUs, any director, executive officer, Employee, Consultant or service provider providing ongoing services to the Corporation and its Affiliates, and (ii) in respect of a grant of DSUs, any director, executive officer, or Employee of the Corporation or of a Related Corporation, in each case who the Board may determine from time to time, in its sole discretion;

"Employee" means an employee, within the meaning of the Tax Act, of the Corporation or an Affiliate;

"Employment Agreement" means, with respect to any Participant, any written employment agreement between the Corporation or an Affiliate and such Participant;

"Exchange" means the TSX or, if the Shares are not listed or posted for trading on the TSX but are listed and posted for trading on another stock exchange, the stock exchange on which the Shares are listed or posted for trading;

"Exercise Notice" means a notice in writing signed by a Participant and stating the Participant's intention to exercise a particular Option Award, if applicable;

"Grant Agreement" means an agreement evidencing the grant to a Participant of an Award, including an Option Agreement, a DSU Agreement, a RSU Agreement or an Employment or Services Agreement;

''Insider" means a "reporting insider" of the Corporation as defined in National Instrument 55-104 -Insider Reporting Requirements and Exemptions and includes associates and affiliates (as such terms are defined in Part 1 of the TSX Company Manual) of such "reporting insider"

"Market Value" means, at any date when the market value of Shares of the Corporation is to be determined, the VWAP on the Exchange for the five trading days immediately prior to such date, or if the Shares of the Corporation are not listed on any stock exchange, the value as is determined solely by the Board, acting reasonably and in good faith, in a manner consistent with the provisions of the Tax Act and Section 409A of the Code;

"Option" means an option granted to the Corporation to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Option Price, but subject to the provisions hereof;

"Option Agreement" means a written letter agreement between the Corporation and a Participant evidencing the grant of Options and the terms and conditions thereof, substantially in the form set out in Appendix "A";

''Option Price" has the meaning ascribed thereto in Section 3.3 hereof;

"Option Term" has the meaning ascribed thereto in Section 3.4 hereof;

"Outstanding Issue" means the number of Shares that are outstanding as at a specified time, on a non-diluted basis;

"Participants" means Eligible Participants that are granted Awards under the Plan;

"Participant's Account" means an account maintained for each Participant's participation in DSUs and/or RSUs under the Plan;

"Performance Criteria" means criteria established by the Board which, without limitation, may include criteria based on the Participant's personal performance and/or the financial performance of the Corporation and/or of its Affiliates, and that may be used to determine the vesting of the Awards, when applicable;

"Performance Period" means the period determined by the Board pursuant to Section 5.3 hereof;

"Person" means an individual, corporation, company, cooperative, partnership, trust, unincorporated association, entity with juridical personality or goven1mental authority or body, and pronouns which refer to a Person shall have a similarly extended meaning;

"Plan" means this Omnibus Long-Term Incentive Plan, as amended and restated from time to time;

"Related Corporation" means an Affiliate of the Corporation that is "related" to the Corporation, as determined for the purposes of the Tax Act;

"Restriction Period" means the period determined by the Board pursuant to Section 5.3 hereof;

"RSU" means a notional unit credited by means of a bookkeeping entry on the books of the Corporation pursuant to the Plan, and administered pursuant to the Plan, representing the conditional right of the holder to receive, at the discretion of the Corporation, the Cash Equivalent of one (1) Share, or one (1) Share, or a combination thereof, in accordance with Article 5of the Plan;

"RSU Agreement" means a written letter agreement between the Corporation and a Participant evidencing the grant of RSUs and the terms and conditions thereof, substantially in the form of Appendix "C";

"RSU Settlement Date" has the meaning determined in Section 5.6(3)(b);

"RSU Settlement Deadline Date" has the meaning determined in Section 5.6(1)(a);

"RSU Vesting Determination Date" has the meaning described thereto in Section 5.5 hereof;

"Share Compensation Arrangement" means a stock option, stock option plan, employee stock purchase plan, long-term incentive plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to one or more full-time employees, directors, officers, insiders, service providers or consultants of the Corporation or an Affiliate including a share purchase from treasury by a full-time employee, director, officer, insider, service provider or consultant which is financially assisted by the Corporation or an Affiliate by way of a loan, guarantee or otherwise;

"Shares" means the common shares in the capital of the Corporation;

"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder, each as amended from time to time;

"Termination Date" means (i) in the event of a Participant's resignation, the date on which such Participant ceases to be a director, executive officer, employee or Consultant of the Corporation or an Affiliate, (ii) in the event of the termination of the Participant's employment, or position as director, executive or officer of the Corporation or an Affiliate, or Consultant, the effective date of the termination as specified in the notice of termination provided to the Participant by the Corporation or the Affiliate, as the case may be, and (iii) in the event of a Participant's death, on the date of death; provided that, in all cases, in applying the provisions of this Plan to DSUs granted to a Canadian Participant, the "Termination Date" shall be the date on which the Participant is neither a director, employee, executive or officer of the Corporation or of any affiliate of the Corporation (as determined for the purposes of paragraph 6801(d) of the Tax Act Regulations);

"Trading Day" means any day on which the Exchange is opened for trading;

"TSX" means the Toronto Stock Exchange;

"U.S. Participant" means a Participant who is subject to taxation in the United States in respect of Awards under the Plan; provided that, for greater certainty, a Participant may be both a Canadian Participant and a U.S. Participant; and

"VWAP" means volume weighted average trading price.

Article 2
PURPOSE AND ADMINISTRATION OFTHE PLAN; GRANTING OF AWARDS

Section 2.1	Purpose of the Plan.

(1)	The purpose of the Plan is to permit the Corporation to grant Awards to Eligible Participants, subject to certain conditions as hereinafter set forth, for the following purposes:

(a)	to increase the interest in the Corporation's welfare of those Eligible Participants, who share responsibility for the management, growth and protection of the business of the Corporation or an Affiliate;

(b)	to provide an incentive to such Eligible Participants to continue their services for the Corporation or an Affiliate and to encourage such Eligible Participants whose skills, performance and loyalty to the objectives and interests of the Corporation or an Affiliate are necessary or essential to its success, image, reputation or activities;

(c)	to reward the Participants for their performance of services while working for the Corporation or an Affiliate; and

(d)	to provide a means through which the Corporation or an Affiliate may attract and retain able Persons to enter its employment or into contractual arrangements.

Section 2.2	Implementation and Administration of the Plan.

(1)	The Plan shall be administered and interpreted by the Board or, if the Board by resolution so decides, by a committee appointed by the Board (the "Committee") and consisting of not less than three (3) members of the Board. If a Committee is appointed for this purpose, all references to the term "Board" will be deemed to be references to the Committee.

(2)	The Board may, from time to time, as it may deem expedient, adopt, amend and rescind rules and regulations for carrying out the provisions and purposes of the Plan, subject to any applicable rules of the Exchange. Subject to the provisions of the Plan, the Board is authorized, in its sole discretion, to make such determinations under, and such interpretations of, and take such steps and actions in connection with, the proper administration of the Plan as it may deem necessary or advisable. The interpretation, construction and application of the Plan and any provisions hereof made by the Board shall be final and binding on all Eligible Participants.

(3)	No member of the Board or of the Committee shall be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of the Plan or any Award granted hereunder.

(4)	Any determination approved by a majority of the Board shall be deemed to be a determination of that matter by the Board.

Section 2.3	Eligible Participants.

(1)	In determining Awards to be granted under the Plan, the Board shall give due consideration to the value of each Eligible Participant's present and potential future contribution to the Corporation's success. For greater certainty, a Person whose employment with, or service as a director to, the Corporation or an Affiliate has ceased for any reason, or who has given notice or been given notice of such cessation, whether such cessation was initiated by such Employee, director, the Corporation or such Affiliate, as the case may be, shall cease to be eligible to receive Awards hereunder as of the date on which such Person provides notice to the Corporation or the Affiliate, as the case may be, in writing or verbally, of such cessation, or on the Termination Date for any cessation of a Participant's employment initiated by the Corporation.

(2)	For Eligible Participants who are Employees, Consultants or Eligible Directors of the Corporation, the Corporation and the Participant are responsible for ensuring and confirming that the Participant is a bona fide Employee, Consultant or Eligible Director, as the case may be.

(3)	Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect an Eligible Participant's relationship or employment with the Corporation.

(4)	Notwithstanding any express or implied term of this Plan to the contrary, the granting of an Award pursuant to the Plan shall in no way be construed as a guarantee of employment by the Corporation to the Participant.

Section 2.4	Shares Subject to the Plan.

Subject to adjustment pursuant to provisions of Article 7 hereof, and as may be approved by the Exchange and the shareholders of the Corporation from time to time:

(1)	The maximum number of Shares reserved and available for issuance under the Plan and any other proposed or established Share Compensation Arrangement shall not exceed ten percent (10%) of the issued and outstanding Shares of the Corporation (the "Outstanding Issue"), from time to time.

(2)	The maximum number of Shares reserved and available for issuance to Eligible Participants who are Insiders, at any time, under this Plan and any other proposed or established Share Compensation Arrangement, shall not exceed ten percent (10%) of the Outstanding Issue, from time to time.

(3)	The maximum number of Shares issued to Eligible Participants who are Insiders, within any one-year period, under this Plan and any other proposed or established Share Compensation Arrangement, shall not exceed ten percent (10%) of the Outstanding Issue, from time to time.

(4)	The maximum number of Shares issued to any Person within any one-year period shall not exceed five percent (5%) of the Outstanding Issue, from time to time, calculated on the date an option is granted to the Person.

(5)	Any Award granted pursuant to the Plan and any other Share Compensation Arrangement prior to a Participant becoming an Insider, shall be excluded for the purposes of the limits set out Section 2.4(2) and Section 2.4(3) above.

(6)	For greater certainty, unless an Award is explicitly stated to be settled only for Shares, no Participant shall have any right to demand to be paid in, or receive, Shares in respect of any Award, and, notwithstanding any discretion exercised by the Corporation to settle any Award, or portion thereof, in the form of Shares, the Corporation reserves the right to change such form of payment at any time until payment is actually made.

Section 2.5	Granting of Awards.

(1)	Any Award granted under the Plan shall be subject to the requirement that, if at any time counsel to the Corporation shall determine that the listing, registration or qualification of the Shares subject to such Award, if applicable, upon any securities exchange or under any law or regulation of any jurisdiction, or the consent or approval of any securities exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the exercise or settlement of such Award or the issuance of Shares thereunder, if applicable, such Award may not be accepted, settled or exercised in whole or in part in Shares unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval.

(2)	Any Award granted under the Plan shall be subject to the requirement that, the Corporation has the right to place any restriction or legend on any securities issued pursuant to this Plan including, but in no way limited to placing a legend to the effect that the securities have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States unless registration or an exemption from registration is available.

Article 3
OPTIONS

Section 3.1	Nature of Options.

An Option is an option granted by the Corporation to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Option Price, but subject to the provisions hereof.

Section 3.2	Option Awards.

(1)	Subject to the provisions set forth in this Plan and any shareholder or regulatory approval which may be required, the Board shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may receive Options under the Plan, (ii) fix the number of Options, if any, to be granted to each Eligible Participant and the date or dates on which such Options shall be granted, (iii) determine the price per Share to be payable upon the exercise of each such Option (the "Option Price") and the relevant vesting provisions (including Performance Criteria, if applicable) and Option Term, subject to the terms and conditions prescribed in this Plan, in any Option Agreement and any applicable rules of the Exchange.

(2)	Unless otherwise set forth in the Option Agreement, Options granted shall vest on the following basis:

(a)	for Employees with one or more years of employment with the Corporation and for Eligible Directors and officers of the Corporation: 1/6 of the Options vesting six months following the date of grant, and 1/6 of the Options vesting every six months thereafter; and

(b)	for Employees with less than one year of employment with the Corporation: 1/3 of the Options vesting one year following the date of grant, and 1/6 of the Options vesting every six months thereafter.

Section 3.3	Option Price.

The Option Price per Share that is the subject of any Option shall be fixed by the Board when such Option is granted, but shall not be less than the Market Value of such Share at the time of the grant. Notwithstanding anything in this Plan to the contrary, an Option granted to a U.S. Participant shall not be granted with an Option Price that is less than the fair market value of a Share at the time of grant, determined in accordance with Section 409A of the Code.

Section 3.4	Option Term.

(1)	The Board shall determine, at the time of granting the particular Option, the period during which the Option is exercisable, commencing on the date such Option is granted to the Participant and ending as specified in this Plan, or in the Option Agreement, but in no event shall an Option expire on a date which is later than ten (10) years from the date the Option is granted ("Option Term"). Unless otherwise determined by the Board, all unexercised Options shall be cancelled at the expiry of such Options.

(2)	Should the expiration date for an Option fall within a Black-Out Period or within nine (9) Business Days following the expiration of a Black-Out Period, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Black-Out Period, such tenth Business Day to be considered the expiration date for such Option for all purposes under the Plan. Notwithstanding Section 7.2 hereof, the ten (10) Business Day period referred to in this Section 3.4 may not be extended by the Board. Notwithstanding the foregoing, in the event that a Participant receives Shares in satisfaction of an Award during a Black-Out Period, the Corporation shall advise such Participant of the same in writing and such Participant shall not be entitled to sell or otherwise dispose of such Shares until such Black-Out Period has expired. Notwithstanding anything in this Plan to the contrary, an Option granted to a U.S. Participant shall not be extended as provided in this Section unless the Company reasonably determines that such extension does not cause the Participant to be subject to excise taxes under Section 409A of the Code.

Section 3.5	Exercise of Options.

(1)	Subject to the provisions of this Plan, a Participant shall be entitled to exercise an Option granted to such Participant at any time prior to the expiry of the Option Term, subject to vesting limitations which may be imposed by the Board at the time such Option is granted.

(2)	Prior to its expiration or earlier termination in accordance with the Plan, each Option shall be exercisable as to all or such part or parts of the optioned Shares and at such time or times and/or pursuant to the achievement of such Performance Criteria and/or other vesting conditions as the Board at the time of granting the particular Option, may determine in its sole discretion. For greater certainty, no Option shall be exercised by a Participant during a Black-Out Period.

Section 3.6	Method of Exercise and Payment of Purchase Price.

(1)	Subject to the provisions of the Plan and the alternative exercise procedures set out herein, an Option granted under the Plan may be exercisable (from time to time as provided in Section 3.5 hereof) by the Participant (or by the liquidator, executor or administrator, as the case may be, of the estate of the Participant) by delivering a fully completed Exercise Notice to the Corporation at its registered office to the attention of the Corporate Secretary of the Corporation (or the individual that the Corporate Secretary of the Corporation may from time to time designate), together with a bank draft, certified cheque or other form of payment acceptable to the Corporation in an amount equal to the aggregate Option Price of the Shares to be purchased pursuant to the exercise of the Options, together with any amounts required under Section 8.2.

(2)	Where Shares are to be issued to the Participant pursuant to the terms of this Section 3.6, as soon as practicable following the receipt of the Exercise Notice and, if Options are exercised in accordance with the terms of Section 3.6(1), the required bank draft, certified cheque or other acceptable form of payment, the Corporation shall duly issue such Shares to the Participant as fully paid and non-assessable.

(3)	Upon the exercise of an Option pursuant to Section 3.6(1), the Corporation shall, as soon as practicable after such exercise but no later than ten (10) Business Days following such exercise, forthwith cause the transfer agent and registrar of the Shares to either:

(a)	deliver to the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant} a certificate in the name of the Participant representing in the aggregate such number of Shares as the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall have then paid for and as are specified in such Exercise Notice; or

(b)	in the case of Shares issued in uncertificated form, cause the issuance of the aggregate number of Shares the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall have then paid for and as are specified in such Exercise Notice to be evidenced by a book position on the register of the shareholders of the Corporation to be maintained by the transfer agent and registrar of the Shares.

Section 3.7	Cashless Exercise

(1)	The Board may, at any time and on such terms as it may in its discretion determine, grant to a Participant who is entitled to exercise an Option the alternative right (the "Cashless Exercise Right") to deal with such Option on a "cashless exercise" basis. Without limitation, the Board may determine in its discretion that such Cashless Exercise Right, if any, granted to a Participant in respect of any Options entitles the Participant the right to surrender such Options, in whole or in part, to the Corporation upon giving notice in writing to the Corporation of the Participant's intention to exercise such Cashless Exercise Right and the number of Options in respect of which such Cashless Exercise Right is being exercised, and, upon such surrender, to receive, as consideration for the surrender of such Options as are specified in the notice, that number of Shares, disregarding fractions, equal to the quotient obtained by:

(a)	subtracting the applicable Option Price from the Market Value of a Share (determined as of the date such notice of cashless exercise is received by the Corporation), and multiplying the remainder by the number of Options specified in such notice;

(b)	dividing the net amount obtained under Section 3.7(1)(a) by the Market Value of a Share determined as of the date such notice of cashless exercise is received by the Corporation.

Section 3.8	Option Agreements.

Options shall be evidenced by an Option Agreement or included in an Employment or Services Agreement, in such form not inconsistent with the Plan as the Board may from time to time determine, provided that the substance of Article 3 and Article 6 hereof be included therein. The Option Agreement shall contain such terms that may be considered necessary in order that the Option will comply with any provisions respecting options in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or providing services, or the rules of any regulatory body having jurisdiction over the Corporation. For greater certainty, all Options granted to Canadian Participants shall have such terms and conditions to ensure the Options are governed by section 7 of the Tax Act.

Article 4
DEFERRED SHARE UNITS

Section 4.1	Nature of DSUs.

DSUs may, from time to time, be granted to Eligible Participants under this Plan, subject to such vesting and other terms and conditions, not inconsistent with the terms of this Plan, as the Board may impose in its sole and absolute discretion. A DSU is an Award attributable to a Participant's duties of an office, directorship or employment and that, upon settlement, entitles the recipient Participant to receive the Cash Equivalent of one (1) Share or one (1) Share, or a combination thereof, as determined by the Corporation in its sole discretion, unless such DSU expires prior to being settled.

For greater certainty, the aggregate of all amounts, each of which may be received by or in respect of an Eligible Participant in respect of a DSU, shall depend, at all times, on the fair market value of shares of the capital stock of the Corporation or of a Related Corporation at a time within the period that commences one year before such Participant's Termination Date and ends at the time the amount is received.

For greater certainty, no Eligible Participant or any person with whom such Eligible Participant does not deal at arm's length, as determined for the purposes of the Tax Act, shall be entitled, either immediately or in the future, either absolutely or contingently, to receive or obtain any amount or benefit granted or to be granted for the purpose of reducing the impact, in whole or in part, of any reduction in the fair market value of the shares of the Corporation or a Related Corporation. No DSUs shall be granted hereunder for such purpose.

Section 4.2	DSU Awards – General

(1)	Subject to the provisions of this Plan and the requirements of paragraph 6801(d) of the regulations to the Tax Act, the Board shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may be granted DSUs under the Plan, (ii) fix the number of DSUs to be granted to each Eligible Participant and the date or dates on which such DSUs shall be granted, and (iii) determine the relevant conditions and vesting provisions for such DSUs, subject to the terms and conditions prescribed in this Plan and in any DSU Agreement

(2)	Subject to the vesting and other conditions and provisions in this Plan and in any DSU Agreement, each DSU awarded to a Participant shall entitle the Participant to receive on settlement the Cash Equivalent of one (1) Share, or at the discretion of the Corporation, one Share or any combination of cash and Shares as the Corporation in its sole discretion may determine. For greater certainty, no Participant shall have any right to demand to be paid in, or receive, Shares in respect of any DSU, and, notwithstanding any discretion exercised by the Corporation to settle any DSU, or portion thereof, in the form of Shares, the Corporation reserves the right to change such form of payment at any time until payment is actually made.

(3)	Other than as specified elsewhere in this Plan with respect to grants of specific types of DSUs and unless otherwise set forth in any DSU Agreement, each DSU shall vest as to 50% on the six month anniversary of the date of grant and 50% on the anniversary of the date of grant.

Section 4.3	Board Retainer DSUs

(1)	Subject to Board approval, an Eligible Participant who is a director of the Corporation may elect, irrevocably and in advance, by filing an election notice in the form of Appendix “C” attached hereto (the “Election Notice”), to have an amount (the “Elected Amount”) up to one hundred percent (100%) of the value of his or her Annual Board Retainer be satisfied in the form of DSUs ("Board Retainer DSUs"). In the case of an existing director, the election must be completed, signed and delivered to the Corporation no later than December 31st of the calendar year immediately preceding the calendar year to which such election is to apply. In the case of a new director, the election must be completed, signed and delivered to the Corporation as soon as possible, and, in any event, no later than 30 days, after the director’s appointment, with such election to be effective for amounts of Annual Board Retainer to be paid after the date of the Election for services to be performed subsequent to the date of such Election Notice. For the first year of this Section 4.3 becoming part of the Plan, directors must make such election as soon as possible, and, in any event, no later than 30 days, after adoption of the amended Plan containing this Section 4.3 and the election shall be effective for amounts of Annual Board Retainer to be paid after the date of the Election for services to be performed subsequent to the date of such Election Notice. If no election is validly made or exists in respect of a particular calendar year, the new or existing director will be paid in cash in accordance with the Corporation’s regular practices of paying such cash compensation.

(2)	The Election Notice shall, subject to any minimum amount that may be required by the Board, from time to time, designate the Elected Amount as a percentage of the Annual Board Retainer for the applicable calendar year that is to be satisfied in the form of Board Retainer DSUs, with the remaining percentage to be paid in cash in accordance with the Corporation’s regular practices of paying such cash compensation.

(3)	Any Election Notice shall, once delivered to the Corporation, be irrevocable in respect of the calendar year in which it was made.

(4)	Subject to Board approval, each director that has filed a valid Election Notice shall be credited with a number of Board Retainer DSUs equal to the portion of the Annual Board Retainer corresponding to the Elected Amount divided by the Market Value. Board Retainer DSUs will be credited to each such director's Participant Account as of the date or dates of payment of the Annual Board Retainer (or a portion or portions thereof) or on such other date as the Board may determine is appropriate, in its sole discretion, having regard to any Black-Out Periods or other relevant considerations.

(5)	In the absence of the Eligible Participant delivering to the Corporation a new Election Notice, within the time specified in Section 4.3(1), in respect of the following calendar year, the Participant’s Election Notice shall remain in effect for subsequent calendar years.

(6)	Any Board Retainer DSUs granted to a Participant to satisfy an Elected Amount pursuant to this Section 4.3 shall vest immediately upon grant.

(7)	Notwithstanding anything in this Plan to the contrary, with respect to a director who is subject to taxation in the U.S. (i) in the case of a new director, the election referred to in this Section 4.3 must be completed, signed and delivered to the Corporation as soon as possible, and, in any event, no later than 30 days, after the director's appointment, with such election to be effective for services to be performed subsequent to the date of such Election Notice, and (ii) for the first year of this Section 4.3 becoming part of the Plan, directors must make such elections as soon as possible, and, in any event, no later than 30 days, after adoption of the amended Plan, and the election shall be effective for services to be performed subsequent to the date of such election.

Section 4.4          Redemption of DSUs.

(1)	By electing in advance prior to a Participant's Termination Date, each Participant shall be entitled to redeem his or her DSUs on up to two specified dates during the period commencing on the Business Day immediately following his or her Termination Date and ending on December 15 of the first calendar year following such Termination Date, or any shorter redemption period set out in the relevant DSU Agreement, by providing a written notice of settlement to the Corporation setting out the number of DSUs to be settled and the date of settlement (the "DSU Redemption Notice"). Such DSU Redemption Notice must be delivered by the Participant to the Corporation prior to the Participant's Termination Date.

(2)	If a DSU Redemption Notice is not received by the Corporation on or before the Participant's Termination Date or the DSU Redemption Notice does not specify a date or dates within the time period noted in Section 4.4(1), the Participant shall be deemed to have delivered a DSU Redemption Notice specifying the Business Day immediately following his or her Termination Date.

(3)	The Board shall, in its sole discretion, determine whether each vested DSU to be settled shall be settled: (i) by way of payment of the Cash Equivalent of one Share; (ii) by way of the issuance of one Share issued from treasury or (iii) a combination of cash and Shares. Where the settlement is made by way of cash, the calculation shall be made as of the date specified or deemed to be specified in the DSU Redemption Notice. All amounts payable, whether in cash or Shares, shall be net of any applicable withholding taxes or other source deductions.

(4)	Subject to Section 4.4(3), settlement of DSUs shall take place as soon as commercially and reasonably possible following the date or dates specified or deemed to be specified in the DSU Redemption Notice, and in all events prior to December 20th of the calendar year following the particular Participant's Termination Date.

(5)	If in the opinion of the Board, a Participant is in possession of material undisclosed information regarding either or both of the Corporation and the Shares on the date specified or deemed to be specified in the DSU Redemption Notice, the settlement of such Participant’s DSUs shall be postponed until the earliest of the date on which (i) the Board is satisﬁed the Participant is no longer in possession of any such material undisclosed information, or (ii) December 20th of the year following the year of the Participant’s Termination Date. Notwithstanding the foregoing, in the event that a Participant receives Shares in satisfaction of an Award during a Black-Out Period, the Corporation shall advise such Participant of the same in writing and such Participant shall not be entitled to sell or otherwise dispose of such Shares until such Black-Out Period has expired.

(6)	Notwithstanding any other provision of the Plan:

(a)	no payment shall be made in respect of a DSU until after the Participant’s Termination Date; and

(b)	all amounts payable to, or in respect of, a Participant hereunder shall be paid on or before December 31 of the calendar year commencing immediately after the Participant’s Termination Date.

(7)	Notwithstanding any other provision of the Plan, the following provisions apply to U.S. Participants: (i) if a U.S. Participant is to be given an ability to elect the time of settlement of his DSUs, such election must be made at the same time and in accordance with the requirements applicable to the Election Notice and may only allow the U.S. Participant to choose a time of settlement that complies with Section 409A of the Code, (ii) for purposes of any payments to be made on a U.S. Participant's Termination Date, such Termination Date must be the date of the U.S. Participant's "separation from service" within the meaning of Section 409A of the Code and such payments must be made within sixty (60) days of such U.S. Participant's Termination Date, and (iii) the provisions of (5) shall not apply.

(8)	Notwithstanding anything in the Plan to the contrary, if the DSUs of a U.S. Participant are subject to tax under both the income tax laws of Canada and the income tax laws of the United States, the following special rules regarding forfeiture will apply. For greater clarity, these forfeiture provisions are intended to avoid adverse tax consequences under Code Section 409A and/or under paragraph 6801(d) of the regulations under the Tax Act, that may result because of the different requirements as the time of redemption of DSUs (and thus the time of taxation) with respect to a U.S. Participant’s "separation from service" under Code Section 409A and the U.S. Participant’s Termination Date under Canadian tax law. The intended consequence of this Section 4.4(8) is that payments to such U.S. Participant in respect of DSUs will only occur if such U.S. Participant’s cessation of services to the Corporation or an Affiliate constitutes both a Separation from Service and a Termination Date. If such a U.S. Participant does not experience both a Separation from Service and a Termination Date such DSUs shall be immediately and irrevocably forfeited:

Section 4.5          Termination of Unvested DSU Awards.

If, as of the Participant's Termination Date, a vesting condition applicable to a DSU Award has not been satisfied or, at the discretion of the Board, waived, then such DSU Award, or portion thereof to which the vesting condition applies, shall terminate.

Section 4.6          DSU Agreements.

DSUs shall be evidenced by a DSU Agreement in such form not inconsistent with the Plan as the Board may from time to time determine. The DSU Agreement shall contain such terms that may be considered necessary in order that the DSU will comply with any provisions respecting deferred share units in the Tax Act (including such terms and conditions so as to ensure that the DSUs granted to Canadian Participants do not constitute a "salary deferral arrangement" as defined in subsection 248(1) of the Tax Act by reason of the exemption in paragraph 6801(d) of the regulations to the Tax Act) or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Corporation.

Section 4.7          Award of Dividend Equivalents

Dividend Equivalents may, as determined by the Board in its sole discretion, be awarded in respect of DSUs in a Participant's Account on the same basis as cash dividends declared and paid on Shares as if the Participant was a shareholder of record of Shares on the relevant record date. Dividend Equivalents, if any, will be credited to the Participant's Account in additional DSUs, the number of which shall be equal to a fraction where the numerator is the product of (i) the number of DSUs in such Participant's Account on the date that dividends are paid multiplied by (ii) the dividend paid per Share and the denominator of which is the Market Value of one Share calculated on the date that dividends are paid. Any additional DSUs credited to a Participant's Account as a Dividend Equivalent pursuant to this Section 4.7 shall be subject to the same terms and conditions, including vesting conditions, and time of payment, as the underlying DSU Award.

Article 5
RESTRICTED SHARE UNITS

Section 5.1          Nature of RSUs.

RSUs may, from time to time, be granted to Eligible Participants under this Plan, subject to such vesting and other terms and conditions, not inconsistent with the terms of this Plan, as the Board may impose in its sole and absolute discretion. An RSU is an Award paid to an Eligible Participant as a bonus for services rendered in the year of grant and is in addition to, and not in substitution for or in lieu of, ordinary salary and wages received by such Eligible Participant in respect of his or her services to the Corporation or an Affiliate, as applicable, and entitles the recipient Participant to receive the Cash Equivalent of one (1) Share or one (1) Share, or a combination thereof, as determined by the Corporation in its sole discretion, unless such RSU expires prior to being settled. A RSU may be made subject to such restrictions, vesting and conditions as the Board may determine at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives.

Section 5.2          RSU Awards.

(1)	The Board shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may receive RSUs under the Plan, (ii) fix the number of RSUs, if any, to be granted to each Eligible Participant and the date or dates on which such RSUs shall be granted, (iii) determine the relevant conditions and vesting provisions (including the applicable Performance Period and Performance Criteria, if any) and the restriction period of such RSUs, and (iv) any other terms and conditions applicable to the granted RSUs, which need not be identical and which, without limitation, may include non-competition provisions, subject to the terms and conditions prescribed in this Plan and in any RSU Agreement.

(2)	Unless otherwise set forth in the RSU Agreement, each RSU shall vest as to 1/3 on each of the first, second and third anniversary of the date of grant.

(3)	Subject to the vesting and other conditions and provisions in this Plan and in any RSU Agreement, each RSU awarded to a Participant shall entitle the Participant to receive on settlement the Cash Equivalent of one (1) Share, or at the discretion of the Corporation, one (1) Share or any combination of cash and Shares as the Corporation in its sole discretion may determine. For greater certainty, no Participant shall have any right to demand to be paid in, or receive, Shares in respect of any RSU, and, notwithstanding any discretion exercised by the Corporation to settle any RSU, or portion thereof, in the form of Shares, the Corporation reserves the right to change such form of payment at any time until payment is actually made.

(4)	RSUs shall be settled at any time beginning on the first Business Day following their RSU Vesting Determination Date (defined below) but no later than the RSU Settlement Deadline Date (defined below).

Section 5.3          Restriction Period.

The applicable restriction period in respect of a particular RSU awarded shall be determined by the Board but in all cases shall end no later than December 15 of the calendar year which is three (3) years after the calendar year in which the RSU is granted ("Maximum Restriction Period"). For example, the Restriction Period for a grant made in June 2018 shall end no later than December 15, 2021. Subject to the Board's determination, any vested RSUs with respect to a Restriction Period will be paid to Participants in accordance with Article 5, no later than the last day of the Restriction Period (the "RSU Settlement Deadline Date"). Unless otherwise determined by the Board, all unvested RSUs shall be cancelled on the RSU Vesting Determination Date (as such term is defined in Section 5.5) and, in any event, no later than the RSU Settlement Deadline Date.

Section 5.4          Performance Criteria and Performance Period.

(1)	For each award of RSUs, the Board shall establish the period in which any Performance Criteria and other vesting conditions must be met in order for a Participant to be entitled to receive Shares in exchange for all or a portion of the RSUs held by such Participant (the "Performance Period"), provided that such Performance Period may not expire after the end of the Maximum Restriction Period.

(2)	For each award of RSUs, the Board shall establish any Performance Criteria and other vesting conditions which must be met during the Performance Period, provided, that no such condition or restriction shall cause any RSU that is granted to a Canadian Participant to fail to or cease to comply with the requirements of paragraph (k) of the exception to the definition of “salary deferral arrangement” in subsection 248(1) of the Tax Act..

Section 5.5          RSU Vesting Determination Date.

The vesting determination date means the date on which the Board determines if the Performance Criteria and/or other vesting conditions with respect to a RSU have been met (the "RSU Vesting Determination Date"), and as a result, establishes the number of RSUs that become vested, if any. For greater certainty, the RSU Vesting Determination Date must fall on or after the end of the Performance Period, if any, but no later than the RSU Settlement Deadline Date.

Section 5.6          Settlement of RSUs.

(1)	Except as otherwise provided in the RSU Agreement, in the event that the vesting conditions, the Performance Criteria and Performance Period, if applicable, of an RSU are satisfied:

(a)	all of the vested RSUs covered by a particular grant may, subject to Section 5.6(3), be settled at any time beginning on the first Business Day following their RSU Vesting Determination Date but no later than the RSU Settlement Deadline Date; and

(b)	a Participant's vested RSUs shall be settled on the date (the "RSU Settlement Date") that is the date selected by the Corporation that falls after the RSU Vesting Determination Date but prior to the RSU Settlement Deadline Date.

(2)	The Board shall, in its sole discretion, determine whether each vested RSU to be settled shall be settled: (i) by way of payment of the Cash Equivalent of one Share; (ii) by way of the issuance of one Share issued from treasury or (iii) a combination of cash and Shares. Where the settlement is made by way of cash, the calculation shall be made as of the RSU Settlement Date. All amounts payable, whether in cash or Shares, shall be net of any applicable withholding taxes or other source deductions.

(3)	Notwithstanding any other provision of this Plan:

(a)	all amounts payable to, or in respect of, a Participant hereunder shall be paid on or before the RSU Settlement Deadline Date.

(b)	in the event that an RSU Settlement Deadline Date falls during a Black-Out Period and in the event that a Participant receives Shares in satisfaction of an Award during a Black-Out Period, the Corporation shall advise such Participant of the same in writing and such Participant shall not be entitled to sell or otherwise dispose of such Shares until such Black-Out Period has expired.

(4)	Notwithstanding any other provisions of the Plan, the following provisions apply to U.S. Participants: (i) RSUs granted to U.S. Participants shall be settled within sixty (60) days of the their RSU Vesting Determination Date or such other time as determined by the Corporation as complies with 409A., and (ii) the provisions of Section 5.6(3)(b) shall not apply.

Section 5.7          RSU Agreements.

RSUs shall be evidenced by a RSU Agreement or included in an Employment or services Agreement, in such form not inconsistent with the Plan as the Board may from time to time determine. The RSU Agreement shall contain such terms that may be considered necessary in order that the RSU will comply with any provisions respecting restricted share units in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the corporation. For greater certainty, in respect of Canadian Participants, the Board intends to at all times ensure that the RSUs shall not constitute a "salary deferral arrangement" as defined in subsection 248(1) of the ITA, by reason of the exemption in paragraph (k) thereof.

Article 6
GENERAL CONDITIONS

Section 6.1          General Conditions Applicable to Awards.

(1)	Each Award, as applicable, shall be subject to the following conditions:

(a)	Employment - The granting of an Award to a Participant shall not impose upon the Corporation or an Affiliate any obligation to retain the Participant in its employ in any capacity. For greater certainty, the granting of Awards to a Participant shall not impose any obligation on the Corporation to grant any awards in the future nor shall it entitle the Participant to receive future grants.

(b)	Rights as a Shareholder - Neither the Participant nor such Participant's personal representatives or legatees shall have any rights whatsoever as shareholder in respect of any Shares covered by such Participant's Awards until the date of issuance of a share certificate to such Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) or the entry of such person's name on the share register for the Shares. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued or entry of such person's name on the share register for the Shares.

(c)	Conformity to Plan - In the event that an Award is granted or a Grant Agreement is executed which does not conform in all particulars with the provisions of the Plan, or purports to grant Awards on terms different from those set out in the Plan, the Award or the grant of such Award shall not be in any way void or invalidated, but the Award so granted will be adjusted to become, in all respects, in conformity with the Plan.

(d)	Non-Transferability - Except as set forth herein, Awards are not transferable. Awards may be exercised only by:

(i)	the Participant to whom the Awards were granted; or

(ii)	with the Corporation's prior written approval and subject to such conditions as the Corporation may stipulate, such Participant's family or retirement savings trust or any registered retirement savings plans or registered retirement income funds of which the Participant is and remains the annuitant; or

(iii)	upon the Participant's death, by the legal representative of the Participant's estate; or

(iv)	upon the Participant's incapacity, the legal representative having authority to deal with the property of the Participant;

(v)	provided that any such legal representative shall first deliver evidence satisfactory to the Corporation of entitlement to exercise any Award. A person exercising an Award may subscribe for Shares only in the person's own name or in the person's capacity as a legal representative.

Section 6.2          General Conditions Applicable to Awards.

(1)	Unless specifically addressed elsewhere in this Plan or in a Grant Agreement, each Award shall be subject to the following conditions:

(a)	Termination for Cause. Upon a Participant ceasing to be an Eligible Participant for "cause", all unexercised vested and unvested Awards granted to such Participant shall terminate on the effective date of the termination as specified in the notice of termination. For the purposes of the Plan, the determination by the Corporation that the Participant was discharged for cause shall be binding on the Participant. "Cause" shall include, among other things, gross misconduct, theft, fraud, breach of confidentiality or breach of the Code of Conduct and any reason determined by the Corporation to be cause for termination.

(b)	Retirement. In the case of a Participant's retirement, any unvested Awards held by the Participant as at the Termination Date will be as set forth in the applicable Grant Agreement.

(c)	Resignation. In the case of a Participant ceasing to be an Eligible Participant due to such Participant's resignation, subject to any later expiration dates determined by the Board, all Awards shall expire on the earlier of ninety (90) days after the effective date of such resignation, or the expiry date of the Award, to the extent such Awards were vested and exercisable by the Participant on the effective date of such resignation and all unexercised unvested Awards granted to such Participant shall terminate on the effective date of such resignation (other than DSUs which shall be governed by the provisions of Article 4).

(d)	Termination or Cessation. In the case of a Participant ceasing to be an Eligible Participant for any reason (other than for "cause", resignation or death) the number of Awards that may vest is subject to proration over the applicable vesting or performance period and shall expire on the earlier of ninety (90) days after the effective date of the Termination Date, or the expiry date of the Awards. For greater certainty, the proration calculation referred to above shall be net of previously vested Awards.

(e)	Death. If a Participant dies while in his or her capacity as an Eligible Participant, all unvested Awards will immediately vest and all Awards (other than DSUs which shall be governed by the provisions of Article 4) will expire one hundred eighty (180) calendar days after the death of such Participant.

(f)	Change in Control. If a participant is terminated without "cause" or resigns for good reason during the 12 month period following a Change in Control, or after the Corporation has signed a written agreement to effect a change of control but before the change of control is completed, then any unvested Awards will immediately vest and such Awards (other than DSUs which shall be governed by the provisions of Article 4) may be exercised within thirty (30) calendar days of such date.

Section 6.3          Unfunded Plan.

Unless otherwise determined by the Board, this Plan shall be unfunded. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Awards under this Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Corporation.

Article 7
ADJUSTMENTS AND AMENDMENTS

Section 7.1          Adjustments.

Subject to any required approval by the Exchange or other applicable regulatory authority, in the case of any merger, amalgamation, arrangement, rights offering, subdivision, consolidation, or reclassification of the Shares or other relevant change in the capitalization of the Corporation, or stock dividend or distribution (excluding dividends or distributions which may be paid in cash or in Shares at the option of the shareholder), or exchange of the Shares for other securities or property, the Corporation shall make appropriate adjustments in the Shares issuable or amounts payable, as the case may be, as determined as appropriate by the Board, to preclude a dilution or enlargement of the benefits hereunder, and any such adjustment (or non-adjustment) by the Corporation shall be conclusive, final and binding upon the Participants. However, no amount will be paid to, or in respect of, the Participants under the Plan or pursuant to any other arrangement, and no additional Awards will be granted to such Participant to compensate for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

Section 7.2          Amendment or Discontinuance of the Plan.

(1)	The Board may amend the Plan or any Award at any time without the consent of the Participants provided that such amendment shall:

(a)	not adversely alter or impair any Award previously granted except as permitted by the provisions of Article 7 hereof;

(b)	be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the Exchange; and

(c)	be subject to shareholder approval, where required by law, the requirements of the Exchange or the provisions of the Plan, provided that shareholder approval shall not be required for the following amendments and the Board may make any changes which may include but are not limited to:

(i)	amendments of a general "housekeeping" or clerical nature that among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the Plan; and

(ii)	changes that alter, extend or accelerate the terms of vesting or settlement applicable to any Award.

(2)	Notwithstanding Section 7.2(1)(c), the Board shall be required to obtain shareholder approval to make the following amendments:

(a)	any change to the maximum number of Shares issuable from treasury under the Plan, except such increase by operation of Section 2.4 and in the event of an adjustment pursuant to Article 7;

(b)	any amendment which reduces the exercise price of any Award, as applicable, after such Awards have been granted or any cancellation of an Award and the substitution of that Award by a new Award with a reduced price, except in the case of an adjustment pursuant to Article 7;

(c)	any amendment which extends the expiry date of any Award, or the Restriction Period of any RSU beyond the original expiry date, except in case of an extension due to a Black-Out Period;

(d)	any amendment which increases the maximum number of Shares that may be (i) issuable to Insiders under the Plan and any other proposed or established Share Compensation Arrangement; or (ii) issued to Insiders under the Plan and any other proposed or established Share Compensation Arrangement in a one-year period, except in case of an adjustment pursuant to Article 7; or

(e)	any amendment to the amendment provisions of the Plan.

(3)	The Board may, by resolution, but subject to applicable regulatory approvals, decide that any of the provisions hereof concerning the effect of termination of the Participant's employment shall not apply for any reason acceptable to the Board.

(4)	The Board may, subject to regulatory approval, discontinue the Plan at any time without the consent of the Participants provided that such discontinuance shall not materially and adversely affect any Awards previously granted to a Participant under the Plan.

Section 7.3          Change in Control

(1)	Notwithstanding anything else in this Plan or any Grant Agreement, the Board has the right to provide for the conversion or exchange of any outstanding Awards into equivalent Awards of substantially equivalent (or greater) value in any entity participating in or resulting from a Change in Control.

(2)	Upon the Corporation entering into an agreement relating to a transaction which, if completed, would result in a Change in Control, or otherwise becoming aware of a pending Change in Control, the Corporation shall give written notice of the proposed Change in Control to the Participants, together with a description of the effect of such Change in Control on outstanding Awards, not less than seven (7) days prior to the dosing of the transaction resulting in the Change in Control.

(3)	The Board may, in its sole discretion, change the Performance Criteria or accelerate the vesting and/or the expiry date of any or all outstanding Awards to provide that, notwithstanding the Performance Criteria and/ or vesting provisions of such Awards or any Grant Agreement, such designated outstanding Awards shall be fully performed and/or vested and conditionally exercisable upon (or prior to) the completion of the Change in Control provided that the Board shall not, in any case, authorize the exercise of Awards pursuant to this Section 7.3(3) beyond the expiry date of the Awards. If the Board elects to change the Performance Criteria or accelerate the vesting and/or the expiry date of the Awards, then if any of such Awards (other than DSUs which shall be governed by the provisions of Article 4) are not exercised or settled within seven (7) days after the Participants are given the notice contemplated in Section 7.3(2) (or such later expiry date as the Board may prescribe), such unexercised or unsettled Awards (other than DSUs which shall be governed by the provisions of Article 4) shall, unless the Board otherwise determines, terminate and expire following the completion of the proposed Change in Control. If, for any reason, the Change in Control does not occur within the contemplated time period, the satisfaction of the Performance Criteria, the acceleration of the vesting and the expiry date of the Awards shall be retracted and vesting shall instead revert to the manner provided in the Grant Agreement.

(4)	To the extent that the Change in Control would also result in a capital reorganization, arrangement, amalgamation or reclassification of the share capital of the Corporation and the Board does not change the Performance Criteria or accelerate the vesting and/or the expiry date of Awards pursuant to Section 7.3(3), the Corporation shall make adequate provisions to ensure that, upon completion of the proposed Change in Control, the number and kind of shares subject to outstanding Awards and/or the Option Price per share of Options shall be appropriately adjusted (including by substituting the Awards for awards to acquire securities in any successor entity to the Corporation) in such manner as the Board considers equitable to prevent substantial dilution or enlargement of the rights granted to Participants. The Board may make changes to the terms of the Awards or the Plan to the extent necessary or desirable to comply with any rules, regulations or policies of any stock exchange on which any securities of the Corporation may be listed, provided that the value of previously granted Awards and the rights of Participants are not materially adversely affected by any such changes.

(5)	Notwithstanding anything else to the contrary herein, in the event of a potential Change in Control, the Board shall have the power, in its sole discretion, to modify the terms of this Plan and/or the Awards (including, for greater certainty, to cause the vesting of all unvested Awards) to assist the Participants to tender into a take-over bid or other transaction leading to a Change in Control. For greater certainty, in the event of a take over bid or other transaction leading to a Change in Control, the Board shall have the power, in its sole discretion, to permit Participants to conditionally exercise or settle their Awards (other than DSUs which shall be governed by the provisions of Article 4), such conditional exercise or settlement to be conditional upon the take-up by such offer or of the Shares or other securities tendered to such take-over bid in accordance with the terms of such take-over bid (or the effectiveness of such other transaction leading to a Change in Control). If, however, the potential Change in Control referred to in this Section 7.3(5) is not completed within the time specified therein (as the same may be extended), then notwithstanding this Section 7.3(5) or the definition of "Change in Control": (i) any conditional exercise or settlement of vested Awards shall be deemed to be null, void and of no effect, and such conditionally exercised Awards shall for all purposes be deemed not to have been exercised, (ii) Shares which were issued pursuant to the exercise or settlement of Awards which vested pursuant to this Section 7.3 shall be returned by the Participant to the Corporation and reinstated as authorized but unissued Shares, and (iii) the original terms applicable to Awards which vested pursuant to this Section 7.3 shall be reinstated.

Article 8
MISCELLANEOUS

Section 8.1          Use of an Administrative Agent and Trustee.

The Board may in its sole discretion appoint from time to time one or more entities to act as administrative agent to administer the Awards granted under the Plan and to act as trustee to hold and administer the assets that may be held in respect of Awards granted under the Plan, the whole in accordance with the terms and conditions determined by the Board in its sole discretion. The Corporation and the administrative agent will maintain records showing the number of Awards granted to each Participant under the Plan.

Section 8.2          Tax Withholding.

Notwithstanding any other provision of this Plan, all distributions, issuances or delivery of Shares or payments to a Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) under the Plan shall be made net of applicable tax withholdings and other source deductions. If the event giving rise to the withholding obligation involves an issuance or delivery of Shares, then, the withholding obligation may be satisfied by (a) having the Participant elect to have the appropriate number of such Shares sold by the Corporation, the Corporation's transfer agent and registrar or any trustee appointed by the Corporation pursuant to Section 8.1 hereof, on behalf of and as agent for the Participant as soon as permissible and practicable, with the proceeds of such sale being delivered to the Corporation, which will in turn remit such amounts to the appropriate governmental authorities, or (b) any other mechanism as may be required or appropriate to conform with local tax and other rules.

Section 8.3          Reorganization of the Corporation.

The existence of any Awards shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation's capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation or to create or issue any bonds, debentures, shares or other securities of the Corporation or the rights and conditions attaching thereto or to affect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

Section 8.4          Governing Laws.

The Plan and all matters to which reference is made herein shall· be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

Section 8.5          Severability.

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

Section 8.6          Required Delay for Certain U.S. Participants

Notwithstanding any provision of the Plan to the contrary, solely to the extent required to avoid accelerated taxation and tax penalties under Section 409A of the Code, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to the Plan to U.S. Participants during the six (6)-month period immediately following the Grantee’s “separation from service” within the meaning of Section 409A of the Code will instead be paid on the first payroll date after the six (6)-month anniversary of the U.S. Participant’s separation from service (or death, if earlier).

Section 8.7          Effective Date of the Plan.

The Plan was approved by the Board and shall take effect on February 15, 2018, as amended by Board approval April 8, 2019 and May 14, 2021

Appendix A– FORM OF OPTION AGREEMENT

FORM OF OPTION AGREEMENT

HUT 8 MINING CORP.

OPTION AGREEMENT

This Stock Option Agreement (the "Option Agreement") is entered into between Hut 8 Mining Corp. (the "Corporation"), and the optionee named below (the "Optionee"), a [Canadian Participant/U.S Participant/ Canadian and U.S. Participant], pursuant to and on the terms and subject to the conditions of the Corporation's Omnibus Long-Term Incentive Plan (the "Plan"). Capitalized terms used and not otherwise defined in this Option Agreement shall have the meanings set forth in the Plan.

The terms of the option (the "Option"), in addition to those terms set forth in the Plan, are as follows:

1.	Optionee. The Optionee is ● and the address of the Optionee is currently ●.

2.	Number of Shares. The Optionee may purchase up to ● Shares of the Corporation (the "Option Shares") pursuant to this Option, as and to the extent that the Option vests and becomes exercisable as set forth in section 6 of this Option Agreement.

3.	Option Price. The exercise price is Cdn $● per Option Share (the "Option Price").

4.	Date Option Granted. The Option was granted on ●.

5.	Term of Option. The Option terminates on ●. (the "Expiry Date").

6.	Vesting. The Option to purchase Option Shares shall vest and become exercisable as follows: ●

7.	Exercise of Options. In order to exercise the Option, the Optionee shall notify the Corporation in the form annexed hereto as SCHEDULE A, whereupon the Corporation shall use reasonable efforts to cause the Optionee to receive a certificate representing the relevant number of fully paid and non-assessable Shares in the Corporation. To the extent the Participant is entitled to a Cashless Exercise Right in respect of all or any portion of the Options granted pursuant to this Option Agreement, such Cashless Exercise Right shall be exercisable only by delivery to the Corporation of a duly completed and executed Exercise Notice specifying the Participant's intention to surrender such Options to the Corporation pursuant to such Cashless Exercise Right, together with payment of any withholding taxes as required by the Corporation. Any such payment to the Corporation shall be made by certified cheque or wire transfer in readily available funds.

8.	Transfer of Option. The Option is not-transferable or assignable.

9.	Inconsistency. This Option Agreement is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of this Option Agreement and the Plan, the terms of the Plan shall govern.

10.	Severability. Wherever possible, each provision of this Option Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Option Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Option Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

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11.	Entire Agreement. This Option Agreement and the Plan embody the entire agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

12.	Successors and Assigns. This Option Agreement shall bind and enure to the benefit of the Optionee and the Corporation and their respective successors and permitted assigns.

13.	Time of the Essence. Time shall be of the essence of this Agreement and of every part hereof.

14.	Governing Law. This Agreement and the Option shall be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

15.	Counterparts. This Option Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

By signing this Agreement, the Optionee acknowledges that the Optionee has been provided a copy of and has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

IN WITNESS WHEREOF the parties hereof have executed this Option Agreement as of the _______ day of __________________, 20____.

HUT 8 MINING CORP.

By:
Name:
Title:

Witness	[Insert Participant's Name]

SCHEDULE A

ELECTION TO EXERCISE STOCK OPTIONS

TO:	HUT 8 MINING CORP. (the "Corporation")

The undersigned Optionee, a [Canadian Participant/U.S Participant/ Canadian and U.S. Participant], hereby elects to exercise Options granted by the Corporation to the undersigned pursuant to a Grant Agreement dated ________________________, 20___ under the Corporation's Omnibus Long-Term Incentive Plan (the "Plan"), for the number Shares set forth below. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Plan.

Number of Shares to be Acquired:

Option Price (per Share):	$

Aggregate Purchase Price:	$

Amount enclosed that is payable on account of any source deductions relating to this Option exercise (contact the Corporation for details of such amount):

☐ Or check here if alternative arrangements have been made with the Corporation;

and hereby tenders a certified cheque, bank draft or other form of payment confirmed as acceptable by the Corporation for such aggregate purchase price, and, if applicable, any applicable tax withholding or source deduction amounts, and directs such Shares to be registered in the name of ___________________________________________.

- OR -
☐

The undersigned irrevocably gives notice of the Participant's intention to surrender to the Corporation _____ Options held by the Participant pursuant to the Option Agreement in accordance with the Cashless Exercise Right (as defined in the Plan) granted in respect of such Options, and agrees to receive, in consideration for the surrender of such Options to the Corporation, that number of whole Shares (disregarding fractional shares) equal to the following:

((A – B) x C)

A

where: A is the Market Value (as defined in the Plan) of a Share on determined as of the date this Exercise Notice is received by the Company; B is the Option Price; and C is the number of Options in respect of which such Cashless Exercise Right is being exercised.

Witness	[Insert Participant's Name]

Appendix B– FORM OF DSU AGREEMENT

FORM OF DSU AGREEMENT

HUT 8 MINING CORP.

DEFERRED SHARE UNIT AGREEMENT

Name:	[name of DSU Participant] , a [Canadian Participant/U.S Participant/ Canadian and U.S. Participant],

Award Date	[insert date]

Hut 8 Mining Corp. (the "Corporation") has adopted the Omnibus Long Term Incentive Plan (the "Plan"). Your award is governed in all respects by the terms of the Plan, and the provisions of the Plan are hereby incorporated by reference. For greater certainty, the provisions set out in Article 4 and Article 6 of the Plan applicable to DSUs shall be deemed to form part of this DSU Agreement mutatis mutandis. Capitalized terms used and not otherwise defined in this DSU Agreement shall have the meanings set forth in the Plan. If there is a conflict between the terms of this DSU Agreement and the Plan, the terms of the Plan shall govern.

Your Award:	The Corporation hereby grants to you ● DSUs.

PLEASE SIGN AND RETURN A COPY OF THIS DSU AGREEMENT TO THE CORPORATION.

By your signature below, you acknowledge that you have received a copy of the Plan and have reviewed, considered and agreed to the terms of this DSU Agreement and the Plan.

Signature:	Date:

On behalf of the Corporation:

HUT 8 MINING CORP.

By:
Name:
Title:

Appendix C– BOARD RETAINER DSU ELECTION NOTICE

To: Hut 8 Mining Corp. (the "Corporation")

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Pursuant to the Omnibus Long Term Incentive Plan of the Corporation. (the “Plan”), I hereby elect that_______% of my Annual Board Retainer shall be satisfied in the form of Deferred Share Units ("DSUs").

I confirm that:

(a) I have received and reviewed a copy of the terms of the Plan and have reviewed, considered and agreed to be bound by the terms of this Election Notice and the Plan.

(b) I recognize that when DSUs are settled in accordance with the terms of the Plan, income tax and other withholdings as required will arise at that time. Upon settlement of the DSUs, the Corporation will make or arrange with me to make all appropriate withholdings as required by law at that time.

(c) The value of DSUs is based on the value of the Shares of the Corporation and therefore is not guaranteed.

(d) I am a [Canadian Participant/U.S Participant/ Canadian and U.S. Participant].

The foregoing is only a brief outline of certain key provisions of the Plan. For more complete information, reference should be made to the Plan.

Date: __________________

(Name of Participant)

(Signature of Participant)

Appendix D– FORM OF RSU AGREEMENT

FORM OF RSU AGREEMENT

HUT 8 MINING CORP.

RESTRICTED SHARE UNIT AGREEMENT

This restricted share unit agreement ("RSU Agreement") is entered into between Hut 8 Mining Corp. (the "Corporation") and the Participant named below (the "Recipient"), a [Canadian Participant/U.S Participant/ Canadian and U.S. Participant], of the restricted share units ("RSUs") pursuant to the Corporation's Omnibus Long-Term Incentive Plan (the ''Plan"). Capitalized terms used and not otherwise defined in this RSU Agreement shall have the meanings set forth in the Plan.

The terms of the RSUs, in addition to those terms set forth in the Plan, are as follows:

1.	Recipient. The Recipient is ● and the address of the Recipient is currently ●.

2.	Grant of RSUs. The Recipient is hereby granted ● RSUs.

3.	Restriction Period. In accordance with Section 5.3 of the Plan, the restriction period in respect of the RSUs granted hereunder, as determined by the Board, shall commence on • and terminate on•.

4.	Performance Criteria. ●.

5.	Performance Period. ● .

6.	Vesting. The RSUs will vest as follows:

●.

7.	Transfer of RSUs. The RSUs granted hereunder are not-transferable or assignable except in accordance with the Plan.

8.	Inconsistency. This RSU Agreement is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of this RSU Agreement and the Plan, the terms of the Plan shall govern.

9.	Severability. Wherever possible, each provision of this RSU Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this RSU Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but th.is RSU Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

10.	Entire Agreement. This RSU Agreement and the Plan embody the entire agreement and understanding among the parties and supersede and pre-empt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

11.	Successors and Assigns. This RSU Agreement shall bind and enure to the benefit of the Recipient and the Corporation and their respective successors and permitted assigns.

12.	Time of the Essence. Time shall be of the essence of this Agreement and of every part hereof.

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13.	Governing Law. This RSU Agreement and the RSUs shall be governed by and interpreted and enforced in accordance with the laws of the Province of BC and the federal laws of Canada applicable therein.

14.	Counterparts. This RSU Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

By signing this RSU Agreement, the Participant acknowledges that he or she has been provided with, has read and understands the Plan and this RSU Agreement.

IN WITNESS WHEREOF the parties hereof have executed this RSU Agreement as of the _______ day of __________________, 20____.

HUT 8 MINING CORP.

By:
Name:
Title:

Witness	[Insert Participant's Name]

SCHEDULE C

EMPLOYEE SHARE PURCHASE PLAN

HUT 8 MINING CORP.

EMPLOYEE SHARE PURCHASE PLAN

1.	Purpose of the Plan

1.1	The purpose of the Plan is to encourage Employees of the Corporation and its Subsidiaries to participate in the growth and development of the Corporation and its Subsidiaries by providing such persons with the opportunity, through share purchases, to acquire an increased proprietary interest in the Corporation.

2.	Definitions

2.1	Where used herein, the following terms shall have the following meanings, respectively, unless the context otherwise requires:

(a)	"Administrative Agent" means the administrative agent appointed by the Corporation under this Agreement, initially being Computershare Trust Company of Canada;

(b)	"Associate" has the meaning ascribed thereto in Subsection 1(1) of the Securities Act (Ontario) (as amended from time to time);

(c)	"Blackout Period" means a "Blackout Period" contemplated in the Insider Trading Policy, which, for the sake of clarity, will include both quarterly Blackout Periods and other non-scheduled Blackout Periods, as determined by the Corporation from time to time;

(d)	"Board" means the board of directors of the Corporation;

(e)	"Business Day" means any day on which the Exchange is open for business;

(f)	"Calendar Year" means a period of twelve consecutive months ending on December 31st of each year;

(g)	"Contribution Period" means the period beginning on any Purchase Date (or upon initial enrollment in the Plan) and ending on the day preceding the next Purchase Date, with the duration of such period to be determined, from time to time, between the Corporation and the Administrative Agent and communicated to Participating Employees upon enrollment in the Plan or upon any changes thereto;

(h)	"Corporation" means Hut 8 Mining Corp. and any successor or continuing corporation resulting from the amalgamation of the Corporation and any other corporation, or resulting from any other form of corporate reorganization;

(i)	"Earnings" means the basic salary or compensation received by an Employee, including overtime pay, before payroll deductions for taxes or other applicable withholdings, but does not include any cash bonus, profit sharing, incentive pay, shift premiums, commissions, allowances, equity-based incentives, or other special compensation payments;

(j)	"Employee" means a full-time or part-time employee of the Corporation or its Subsidiaries who has made or is entitled to make contributions to the Plan in accordance with the provisions of the Plan;

(k)	"Employee Shares" means any Shares purchased by the Administrative Agent and held by the Administrative Agent or Trustee, as applicable, on behalf of the Participating Employee in accordance with the terms of the Plan, and includes any shares or securities of the Corporation into which such shares are changed, classified, reclassified, subdivided, consolidated or converted;

(l)	"Employer Contributions" means contributions made by the Corporation or a Subsidiary for the benefit of a Participating Employee under this Plan, and for greater certainty, any Employer Contributions made hereunder shall be made by the entity (which may be the Corporation or a Subsidiary) which is the employer of the Participating Employee at the time of such Employer Contribution;

(m)	"Exchange" means The Toronto Stock Exchange;

(n)	"Group RRSP" means the Group RRSP, if established by the Corporation, as sponsor, and the RRSP Trustee, as trustee, pursuant to which RRSP Accounts are maintained, on the instructions of individual Participating Employees in accordance with Section 4;

(o)	"Group TFSA" means the Group TFSA, if established by the Corporation, as sponsor, and the TFSA Trustee, as trustee, pursuant to which TFSA Accounts are maintained, on the instructions of individual Participating Employees in accordance with Section 4;

(p)	"Insider" means a "reporting insider" as that term is defined in National Instrument 55-104 – Insider Reporting Requirements and Exemptions and includes associates and affiliates (as such terms are defined in Part 1 of the Toronto Stock Exchange Company Manual) of such "reporting insider";

(q)	"Insider Trading Policy" means the Corporation's Insider Trading Policy dated March 5, 2018 (as it may be amended or supplemented from time to time);

(r)	"Market Price" the VWAP on the Exchange for the five trading days immediately preceding the date on which Shares are purchased hereunder;

(s)	"Personal Account" means the account maintained for record keeping purposes by the Administrative Agent in the name of a Participating Employee for Employer Contributions and Personal Contributions in respect of such Participating Employee, and which may be comprised of one or more of an RRSP Account, a TFSA Account, and a standard Personal Account;

(t)	"Personal Contributions" means the contributions made by a Participating Employee under this Plan;

(u)	"Participating Employee" means any Employee who has elected to participate in the Plan in the manner provided in Section 4;

(v)	"Plan" means this "Employee Share Purchase Plan", as amended, restated or supplemented from time to time;

(w)	"Purchase Date" means the applicable date that the Administrative Agent purchases Shares in accordance with Section 8.3;

(x)	"Qualified Investment" means any property which is a "qualified investment", within the meaning of the Tax Act, for trusts governed by an RRSP or a TFSA;

(y)	"RRSP" means a trust governed by a registered retirement savings plan established under the Tax Act;

(z)	"RRSP Account" means an account of a Participating Employee in the Group RRSP, if such Group RRSP is established, which tracks all of the Participating Employee's Personal Contributions and Employer Contributions made by or for the benefit of such Participating Employee to his or her account in the Group RRSP, and Shares purchased within such account;

(aa)	"RRSP Trustee" means such trust company as may from time to time be appointed by the Board to act as trustee for the Group RRSP, if such Group RRSP is established;

(bb)	"Share" or "Shares" means, as the case may be, one or more common shares of the Corporation;

(cc)	"Share Compensation Arrangement" means a stock option, stock option plan, employee stock purchase plan, long-term incentive plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to one or more full-time employees, directors, officers, insiders, service providers or consultants of the Corporation or a Subsidiary including a share purchase from treasury by a full-time employee, director, officer, insider, service provider or consultant which is financially assisted by the Corporation or an affiliate by way of a loan, guarantee or otherwise;

(dd)	"Subsidiary" means with respect to any person, an entity which is controlled by such person; when used without reference to a particular person, "subsidiary" means a subsidiary of the Corporation;

(ee)	"Tax Act" means the Income Tax Act (Canada), including the regulations promulgated thereunder, each as amended from time to time, and any reference in the Plan to a provision of the Tax Act includes any successor provision thereto;

(ff)	"TFSA" means a trust governed by a tax-free savings account established under the Tax Act;

(gg)	"TFSA Account" means an account of a Participating Employee in the Group TFSA, if such Group TFSA is established, which tracks all of the Participating Employee's Personal Contributions and Employer Contributions made by or for the benefit of such Participating Employee to his or her account in the Group TFSA, and Shares purchased within such account;

(hh)	"TFSA Trustee" means such trust company as may from time to time be appointed by the Board to act as trustee for the Group TFSA, if such Group TFSA is established;

(ii)	"Trustee" means, as the context requires, the RRSP Trustee or the TFSA Trustee, as applicable;

(jj)	"Undisclosed Material Information" means any material information, as defined in the Insider Trading Policy that has not been publicly disseminated by the Corporation;

(kk)	"U.S. Taxpayer" means any Participating Employee who is subject to tax under the provisions of the United States Internal Revenue Code of 1986, as amended, in respect of their participation in this Plan; and

(ll)	"VWAP" means volume weighted average trading price.

3.	Shares Subject to the Plan

3.1	Shares shall be purchased from treasury by the Administrative Agent on behalf of and as agent of the Participating Employees in accordance with the terms of the Plan. The aggregate number of Shares reserved for issuance under the Plan and all other Share Compensation Arrangements of the Corporation shall not exceed 10% of the issued Shares outstanding from time to time.

3.2	No Shares shall be purchased on behalf of a Participating Employee under the Plan if such purchase could result in:

(a)	the issuance to Insiders under this Plan and all other Share Compensation Arrangements of the Corporation, within a one-year period, of a number of Shares exceeding 10% of the issued and outstanding Shares of the Corporation, from time to time;

(b)	at any time, Shares issuable to Insiders under this Plan and all other Share Compensation Arrangements of the Corporation, of a number exceeding 10% of the issued and outstanding Shares of the Corporation, from time to time;

(c)	the issuance to any one person under this Plan and all other Share Compensation Arrangements of the Corporation, within a one- year period, of a number of Shares exceeding 5% of the issued and outstanding Shares of the Corporation, from time to time;

(d)	such Participating Employee beneficially owning greater than 5% of the issued and outstanding Shares of the Corporation.

4.	Eligibility and Enrolment

4.1	Any Employee who has been employed by the Corporation and/or any Subsidiary on a continuous basis for not less than six consecutive months and who beneficially owns less than 5% of the issued and outstanding Shares may elect to participate in the Plan by signing and delivering to the Corporation an election to participate in the Plan, which election shall:

(a)	indicate the amount of the Employee's contribution to the Plan, in dollars or percentage of Earnings, and authorize the deduction of such amount from his or her Earnings and the transfer of such amount to the Administrative Agent to be used to purchase Shares on his or her behalf;

(b)	specify what portion of such Employee's contributions are to be allocated to his or her standard Personal Account or, if applicable RRSP Account or TFSA Account; and

(c)	contain the agreement of such Employee to be bound by the terms of the Plan.

4.2	A Participating Employee who is a Canadian resident for purposes of the Tax Act may elect for all or a portion of his or her Personal Contributions and Employer Contributions to be made to: (i) if the Corporation has established a Group RRSP, an RRSP Account within the Group RRSP, or (ii) if the Corporation has established a Group TFSA, and provided that the Participating Employee is not a U.S. Taxpayer, a TFSA Account within the Group TFSA, by filing with the Administrative Agent a completed application for an RRSP Account or a TFSA Account in the applicable form prescribed by the Corporation and indicating the portion of the Participating Employee's Personal Contributions or Employer Contributions to be allocated to his or her RRSP Account or TFSA Account, as applicable, with any such funds being treated, for purposes of the Tax Act, as a contribution to the RRSP or TFSA, as applicable. In the event that a Participating Employee wishes to transfer any Shares previously acquired with Personal Contributions or Employer Contributions pursuant to the Plan into an RRSP Account or TFSA Account, if any, he or she may do so by giving the applicable notice in the form prescribed by the Corporation and authorizing the Administrative Agent to transfer the specified number of Shares into the Group RRSP or Group TFSA, as applicable, which such transfer being treated, for the purposes of the Tax Act, as a contribution by such Participating Employee to such RRSP or TFSA.

4.3	Subject to the provisions of Article 9, all funds and Shares held by the Administrative Agent or Trustee, as applicable, pursuant to the Plan are held on behalf of the individual Participating Employees. Subject to the immediately following sentence, a Participating Employee shall be the beneficial owner of all Personal Contributions, Employer Contributions, and Shares purchased on his or her behalf. All Personal Contributions, Employer Contributions, and Shares held by the RRSP Trustee pursuant to the Group RRSP or by the TFSA Trustee pursuant to the Group TFSA, as applicable, are held in trust for the account of the respective individual RRSP Accounts or TFSA Accounts, as applicable, in the Group RRSP or Group TFSA, as applicable. Any Shares purchased with a Participating Employee's Personal Contributions or Employer Contributions made for the benefit of a Participating Employee to the Participating Employee's RRSP Account or the Participating Employee's TFSA Account, as applicable, are immediately vested in and become the property of such Participating Employee's RRSP or TFSA, as applicable, and shall be subject to the terms of the Group RRSP or Group TFSA, as applicable, and applicable law including the Tax Act.

4.4	For greater certainty, notwithstanding any provision of the Plan, the Corporation shall not be under any obligation to establish, or continue if already established, a Group RRSP or a Group TFSA. If such Group RRSP or Group TFSA is not in operation at the time a Participating Employee elects to participate pursuant to Section 4.1, all of such Participating Employee's Personal Contributions and Employer Contributions shall be made solely to his or her standard Personal Account which is not an RRSP or a TFSA.

4.5	By electing to participate through an RRSP Account or a TFSA Account, if applicable, a Participating Employee acknowledges that such accounts are subject to the provisions of the Tax Act, including, without limitation, contribution limits and rules relating to prohibited investments for an RRSP or TFSA. Each Participating Employee further acknowledges that participation through an RRSP Account or TFSA Account by a U.S. Taxpayer may have adverse tax implications in the United States. It is the sole responsibility of each Participating Employee to seek tax advice in their own circumstances, to ensure that he or she does not over-contribute (including, without limitation, by virtue of Personal Contributions and Employer Contributions), and that any investment therein, including in Shares, does not constitute a "prohibited investment" (within the meaning of the Tax Act) for, or give rise to an "advantage" (within the meaning of the Tax Act) to, the RRSP or TFSA, as applicable. None of the Corporation, any Subsidiary, the Administrative Agent or the Trustee shall be liable for any tax or other liability which may arise as a result of any Participating Employee's participation in an RRSP or TFSA, over-contribution to an RRSP or TFSA or acquisition of a prohibited investment in an RRSP Account or TFSA Account.

4.6	No Participating Employee is eligible to hold any part of the Shares acquired through Personal Contributions or Employer Contributions in a 401 (k) plan.

4.7	Employees of a Subsidiary of the Corporation may participate as Participating Employees in the Plan only if the Corporation has previously approved the inclusion of such Subsidiary's employees in the Plan, including any applicable cost-sharing arrangements or other arrangements to satisfy transfer pricing principles.

5.	Employee Contributions

5.1	In each Calendar Year, a Participating Employee may make a Personal Contribution to the Plan in an amount up to (but not exceeding) 10% of the Earnings received by such Employee from the Corporation and/or its Subsidiaries in the previous Calendar Year (or the annualized Earnings if the Participating Employee was not an Employee of the Corporation or its Subsidiaries for the entire previous Calendar Year). This specified rate of Personal Contribution filed by a Participating Employee at the time of election of participation in the Plan shall remain in effect until changed pursuant to Section 5.2.

5.2	Once making Personal Contributions to the Plan, a Participating Employee may change the amount of his or her Personal Contributions no more than twice annually by giving notice to the Corporation in the form prescribed by the Corporation. All requested changes in Personal Contributions will be effective as of the first Contribution Period occurring after notice is received provided the notice is received 15 days prior to the next Contribution Period. This notice may not be given at any time that a Participating Employee is aware of any Undisclosed Material Information at the time of such notice and may not be given during a Blackout Period if the Participating Employee is subject to the Insider Trading Policy.

5.3	Personal Contributions to the Plan will be made through payroll deductions. The Corporation shall provide the Administrative Agent with a file listing each Participating Employee's respective contributions.

5.4	A Participating Employee who participates in the Plan via an RRSP or TFSA may voluntarily elect to suspend participation in the Plan by providing instructions directing the Corporation to cease or cause to be ceased, the making of the Participating Employee's Personal Contributions for the remainder of a Calendar Year if and when the RRSP contribution maximum or TFSA contribution maximum, as applicable, is reached during a particular Calendar Year as follows:

(a)	Notice of such instructions must be received by the Corporation from the Participating Employee, in the form prescribed by the Corporation, at least 15 days prior to the next Contribution Period in which the instructions are to be applied.

(b)	The Participating Employee must confirm that he or she is not aware of any Undisclosed Material Information at the time of giving such instructions and such instructions may not be given during a Blackout Period. If such confirmation cannot be made, the Participating Employee shall be required to direct the Corporation to make all of the Participating Employee's Personal Contributions for the remainder of the Calendar Year to the Participating Employee's Personal Account.

Instructions given pursuant to this section will apply until the Participating Employee provides notice to the Corporation that he or she wishes to revoke such instructions. Under this suspension arrangement, Participating Employees will be responsible for notifying the Administrative Agent they wish to resume contributions in the following Calendar Year by giving notice in the form prescribed by the Corporation.

5.5	A Participating Employee may voluntarily suspend his or her Personal Contributions at any time that they wish to temporarily cease participating in the Plan, no more than twice annually, by giving notice in the form prescribed by the Corporation, to the Corporation. This notice will be effective as of the next Contribution Period following the date of notice, provided notice is given 15 days prior to the commencement of the next Contribution Period. This notice may not be given at any time that a Participating Employee is aware of any Undisclosed Material Information at the time of such notice and may not be given during a Blackout Period if the Participating Employee is subject to the Insider Trading Policy.

5.6	A Participating Employee who voluntarily suspends his or her Personal Contributions pursuant to Section 5.5 above, may resume his or her Personal Contributions by giving notice in the form prescribed by the Corporation, to the Corporation. Participating Employees will be eligible to resume making Personal Contributions effective as of the first Contribution Period provided that a Participating Employee provides at least 15 days prior notice to the Corporation of their intention to resume making Personal Contributions. The Participating Employee must confirm that he or she is not aware of any Undisclosed Material Information at the time of giving such notice and if the Participating Employee is, subject to the Insider Trading Policy, such notice may not be given during a Blackout Period.

5.7	During any period of suspension, Personal Contributions shall not be accumulated or carried forward for later payment. A Participating Employee shall continue to be a member of the Plan, the Group RRSP and the Group TFSA, as applicable, for all purposes other than the making of Personal Contributions until that Participating Employee resumes his or her Personal Contributions pursuant to Sections 5.4 or 5.6, is terminated from the Plan pursuant to Article 12 or terminates his or her participation in the Plan pursuant to Article 13.

5.8	For greater certainty, notwithstanding anything else in this Plan, at the time of providing any notice or instructions that will initiate or change Personal Contribution amounts pursuant to this Article 5, a Participating Employee must confirm that he or she is not aware of any Undisclosed Material Information at the time of giving such instructions and such instructions may not be given during a Blackout Period if such Employee is subject to the Insider Trading Policy.

6.	Accounts

6.1	The Corporation may, at its sole discretion, establish for the purposes of the Plan, a Group RRSP and/or a Group TFSA, on a registered basis pursuant to the Tax Act. At all times that the Shares are Qualified Investments, investments of the Group RRSP, if established, or the Group TFSA, if established, shall be restricted to Shares. If, at any time, the Shares are not Qualified Investments, the Trustee may make investments with funds in the Group RRSP, if established, or the Group TFSA, if established, as applicable, in any manner permitted by applicable law.

6.2	The Administrative Agent shall establish, as applicable, a standard Personal Account, an RRSP Account and a TFSA Account for each Participating Employee and shall record in each standard Personal Account, RRSP Account and TFSA Account, as applicable, the amount of all Personal Contributions made by the Participating Employee and all Employer Contributions made on behalf of the Participating Employee, the number of Shares purchased for the standard Personal Account, RRSP Account and TFSA Account, with Personal Contributions, the number of Employee Shares purchased with Employer Contributions and the amount of any Employee-related expenses allocated to such standard Personal Account, RRSP Account and TFSA Account, as applicable.

6.3	Employee Shares will be posted to a Participating Employee's account on a full and fractional share basis. Notwithstanding the foregoing, when a Participating Employee withdraws Employee Shares from his or her Personal Account, RRSP Account or TFSA Account, no fractional Employee Shares shall be distributed by the Administrative Agent or Trustee, as applicable, to such Participating Employee and such Participating Employee shall receive cash in lieu of such fractional Employee Share, if any.

6.4	The Administrative Agent will provide monthly reconciliation reports and/or online access to plan records to the Corporation which provide details of the holdings and activity in each Participating Employee's Personal Account, as well as the total number of Participating Employees, total Plan holdings, and other regular summary detail as may reasonably be required by the Corporation and agreed to by the Administrative Agent.

6.5	As promptly as practicable after the end of each month, the Administrative Agent will mail or deliver a statement to each Participating Employee setting out the accounts of such Participating Employee as of the end of such month.

6.6	A Participating Employee may make withdrawals of Employee Shares from his or her Personal Account, RRSP Account and TFSA Account, as applicable, only as set out in this Article 6.

6.7	Subject to applicable holding periods required by Article 9, a Participating Employee may, in accordance with Section 6.8, request that all or a portion of the Employee Shares in that Participating Employee's standard Personal Account, RRSP Account and TFSA Account, as applicable, that were purchased from a Participating Employee's Personal Contributions and/or Participating Employee's Employer Contributions be transferred to his or her name, or an external account in his or her name, or be sold or, where the Participating Employee holds Shares in the Group RRSP, if established, or the Group TFSA, if established, as applicable, that all or a portion of the Employee Shares in that Participating Employee's RRSP or TFSA, as applicable, be transferred to, be sold and the proceeds transferred to another RRSP or TFSA, as applicable, in the Participating Employee's name, or be sold and the proceeds, net of withholding tax, be remitted to the Participating Employee. Any fractional Employee Shares credited to the Participating Employee's Personal Account, RRSP Account or TFSA Account, as applicable, shall be disregarded on any sale or transfer and the Participating Employee shall be entitled to receive the cash equivalent thereof. All such withdrawals from an RRSP Account or TFSA Account, if any, shall be reported by the RRSP Trustee or TFSA Trustee, as applicable, as a distribution from an RRSP or TFSA, as applicable.

6.8	A Participating Employee shall give the Administrative Agent or Trustee, as the case may be, notice in the form prescribed by the Corporation of any instructions for sale or transfer of Employee Shares pursuant to Section 6.7. The Participating Employee must confirm that he or she is not aware of any Undisclosed Material Information at the time of giving such notice and such notice may not be given during a Blackout Period.

6.9	Upon receiving such notice from the Participating Employee, the Administrative Agent shall sell the specified number of Employee Shares and or transfer them to the other designated RRSP or TFSA, as applicable, as soon as practicable. The net proceeds of any sale (net of any applicable withholding taxes) will be transferred as soon as practicable to the Participating Employee or such personal bank or brokerage account as the Participating Employee may designate.

7.	Employer Contributions

7.1	The Corporation or the applicable Subsidiary will make Employer Contributions to the Plan as follows:

(a)	where a Participating Employee has made a Personal Contribution, an Employer Contribution for the benefit of that Participating Employee shall be made in an amount equal to 15% of the Participating Employee's Personal Contribution during the relevant Contribution Period.

7.2	Employer Contributions referred to in Subsection 7.1(a) will be made every Contribution Period as follows:

(a)	All Employer Contributions shall constitute a payment of salary to the applicable Participating Employee and transferred to the Administrative Agent at the direction of such Participating Employee;

(b)	Employer Contributions made with regard to Personal Contributions to the Participating Employee's RRSP Account, if any, will be allocated to the Participating Employee's RRSP Account;

(c)	Employer Contributions made with regard to Personal Contributions to the Participating Employee's TFSA Account, if any, will be allocated to the Participating Employee's TFSA Account; and

(d)	Employer Contributions not made to the Participating Employee's RRSP Account or TFSA Account will be allocated to the non-RRSP and non-TFSA component of the Participating Employee's Personal Account.

7.3	It is a term and condition of the Corporation (or any Subsidiary making the Employer Contributions, as the case may be) that the Employer Contributions shall, except for purposes of the Tax Act, not be considered as salary compensation paid to an Employee for the purposes of calculating salary in lieu of notice upon termination of employment of an Employee. For greater certainty, the Employer Contributions will be treated as a taxable benefit for Employees pursuant to applicable income tax rules.

8.	Acquisition of Shares; Necessary Approvals; Withholding Taxes

8.1	On the last day of each Contribution Period, the Corporation or the applicable Subsidiary shall deposit with the Administrative Agent the amount of all Personal Contributions and all Employer Contributions for that period, and shall advise the Administrative Agent of the Personal Contributions received from each Participating Employee and the amount of Employer Contributions made on behalf of each Participating Employee.

8.2	Upon receipt of the funds and the information outlined in Section 8.1, the Administrative Agent shall record in each Participating Employee's Personal Account, RRSP Account and TFSA Account, as applicable, the amount of that Participating Employee's Personal Contributions and the amount of any Employer Contributions made on behalf of that Participating Employee.

8.3	As soon as practicable after the receipt of the Personal Contributions and Employer Contributions described in Section 8.1, the Administrative Agent, on behalf of each Participating Employee, shall subscribe for and purchase from the Corporation at Market Price such whole number of Shares as may be purchased with the aggregate amount of the Employee Contributions and the Employer Contributions , as well as all cash dividends paid on the Employee Shares held on record by the Administrative Agent, or Trustee, as the case may be, on behalf of such Participating Employee, with each such date of subscription being a "Purchase Date"). Each Participating Employee shall thereupon acquire ownership (either directly or through an RRSP Account or TFSA Account, as applicable) in the Shares purchased by the Administrative Agent in proportion to his or her Personal Contributions and Employer Contributions made on his or her behalf during the preceding Contribution Period. The Administrative Agent shall allocate the Employee Shares purchased on each Purchase Date on behalf of the Participating Employees, on a full and fractional Share basis, as appropriate, to the Personal Account, RRSP Account and TFSA Account, if applicable, of each Participating Employee in proportion to the Personal Contributions and Employer Contributions made on behalf of that Participating Employee.

8.4	The obligation of the Corporation to issue and deliver any Shares in accordance with this Plan shall be subject to any necessary approval of any stock exchange or regulatory authority having jurisdiction over the securities of the Corporation, including the Exchange. If any Shares cannot be issued to any Participating Employee for whatever reason, then the obligation of the Corporation to issue such Shares shall terminate and any Personal Contributions and Employer Contributions held in trust for a Participating Employee shall be returned to the Participating Employee without interest.

8.5	The tax ramifications for Participating Employees participating in this Plan will depend on a number of factors. Participating Employees should note that income tax laws are subject to change and such changes may affect the tax treatment of this Plan and the Participating Employee's individual tax treatment. Participating Employees should consult their tax advisors to determine their individual tax treatment in connection with their participation in this Plan. The Corporation or any applicable Subsidiary may withhold appropriate income taxes and other required withholdings on the basis of each Participating Employee's actual salary and Shares issued under this Plan.

9.	Hold Period

9.1	The Board may make any Shares issued to Participating Employees under this Plan subject to any hold period as deemed appropriate or as required under applicable securities laws.

9.2	The Shares issuable under this Plan shall only be issued where: (i) an exemption is available from the prospectus requirement to a distribution pursuant to section 2.24 of NI 45-106, and (ii) the Participating Employee establishes that the conditions in subsection 2.6(3) of National Instrument 45-102 – Prospectus Exempt Distributions are satisfied.

10.	Shares;

10.1	Shares purchased by the Administrative Agent under this Plan shall be registered in the name of the Administrative Agent or Trustee, as the case may be, or such other name as the Administrative Agent or Trustee, as the case may be, determines, and held on behalf of the respective Participating Employees.

10.2	The Corporation makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of this Plan.

10.3	If the Corporation becomes aware that the Shares do not constitute Qualified Investments, it shall contact the Administrative Agent and Trustees immediately and advise the Administrative Agent and Trustees not to acquire Shares for RRSP Accounts or TFSA Accounts, if any.

11.	Dividends; Offers to Purchase; Changes

11.1	The Administrative Agent or Trustee shall reinvest all cash dividends and other cash distributions received by it in respect of the Employee Shares held by it on behalf of any Participating Employee and purchase additional Shares at the next Purchase Date after receiving same.

11.2	For so long as the Administrative Agent or the Trustee, as applicable, is the registered holder of any Employee Shares, then:

(a)	in the event that, at any time, an offer to purchase is made to all holders of the Shares, notice of such offer shall be given by the Administrative Agent to each Participating Employee and, notwithstanding the provisions of Section 9.1, any Employee Shares which are still subject to a hold period shall be deemed to be no longer subject to a hold period to the extent necessary to enable a Participating Employee to tender his or her Employee Shares should he or she so desire;

(b)	in the event that the Shares are subdivided, consolidated, converted or reclassified by the Corporation, or any action of a similar nature affecting the Shares shall be taken by the Corporation, then the Employee Shares held by the Administrative Agent or the Trustee, as applicable, for the benefit of Participating Employees shall be appropriately adjusted; and

(c)	the Administrative Agent or the Trustee, as applicable, shall vote the Employee Shares held on behalf of each Participating Employee at every such meeting in such manner as each such Participating Employee, or his or her legal representative, shall have previously directed, and in default of any such direction the Administrative Agent or the Trustee, as applicable, shall refrain from voting. The Administrative Agent or the Trustee, as applicable, may and will, if so required by any Participating Employee, or his or her legal representative, execute all proxies necessary or proper to enable the Participating Employee, or his or her proxy, to attend and vote the Employee Shares held by the Administrative Agent or the Trustee, as applicable, on behalf of such Participating Employee at any such meeting.

11.3	All warrants, options, rights, or spin-off shares received by the Administrative Agent on any Shares held pursuant to the Plan shall be sold by the Administrative Agent on behalf of the Participating Employees and, if and as applicable, the Group RRSP and Group TFSA. The proceeds from the sale of any options, rights or warrants and any dividends received by the Administrative Agent for Shares held pursuant to the Plan shall be used to purchase additional Shares which shall be allocated to the Participating Employee's Personal Account, RRSP Account and TFSA Account, as applicable, in proportion to the number of Shares held on behalf of the Participating Employees by the Administrative Agent before the payment of the dividend or the issue of warrants, options or rights.

12.	Termination of Participation

12.1	A Participating Employee's participation in the Plan shall terminate immediately on the first to occur of the following events, unless otherwise specified below:

(a)	the Participating Employee becomes totally and permanently disabled, unless he or she makes alternative arrangements with the Corporation for remittance of Personal Contributions;

(b)	the Participating Employee retires from employment with the Corporation or applicable Subsidiary;

(c)	the Participating Employee dies;

(d)	the Participating Employee's employment with the Corporation or applicable Subsidiary is terminated. A Participating Employee's employment will be considered to have terminated on the last day of his or her actual and active employment, whether such day is selected by agreement with the individual or unilaterally by the Corporation or the Subsidiary. For the avoidance of doubt, no period of notice that is or ought to have been given under applicable law in respect of such termination of employment shall be considered for such purpose;

(e)	the Participating Employee has been placed on layoff and all recall rights or opportunities have been exhausted; or

(f)	the Plan is terminated.

12.2	A Participating Employee whose participation in the Plan has been terminated as provided in Section 12.1 (or his or her executors or administrators, as the case may be) may complete a notice in the form prescribed by the Corporation and file it with the Administrative Agent within 90 days after termination of the Participating Employee's participation in the Plan requesting that one or more of the following occur:

(a)	all or a portion of the Employee Shares in his or her Personal Account be transferred to his or her name or an external account in his or her name;

(b)	all or a portion of the Employee Shares be sold and the net proceeds distributed to the Participating Employee or an external account in his or her name;

(c)	if the Participating Employee's Shares are held in an RRSP Account, to the extent permitted by law, all or a portion of the Employee Shares be transferred to another RRSP in the Participating Employee's name, or that all or a portion of the Employee Shares be withdrawn from the RRSP and distributed to such Participating Employee (with any such withdrawal being reported by the RRSP Trustee as a distribution from the RRSP for purposes of the Tax Act); and/or

(d)	if the Participating Employee's Shares are held in a TFSA Account, to the extent permitted by law, all or a portion of the Employee Shares be transferred to another TFSA in the Participating Employee's name, or that all or a portion of the Employee Shares be withdrawn from the TFSA and distributed to such Participating Employee (with any such withdrawal being reported by the TFSA Trustee as a distribution from the TFSA for purposes of the Tax Act);

provided that the Participating Employee (or his or her executors or administrators, as the case may be) confirms that he or she is not aware of any Undisclosed Material Information and there is no Blackout Period at the time of giving such notice.

12.3	In relation to some or all of the Employee Shares held by the Participating Employee as at the date the Participating Employee's participation in the Plan is terminated, as provided in Section 12.1, if no notice is filed within 90 days after such date, the Participating Employee (or his or her executors or administrators, as the case may be) shall be deemed to have elected to:

(a)	request that the Employee Shares in his or her Personal Account be sold and the net proceeds distributed to the Participating Employee or an external account in his or her name;

(b)	request that the Employee Shares held in an RRSP Account be sold and the net proceeds (net of any applicable withholding taxes) be distributed to the Participating Employee, or his or her estate, as applicable, as provided in Section 6.9; and

(c)	request that the Employee Shares held in a TFSA Account be sold and the net proceeds be distributed to the Participating Employee, or his or her estate, as applicable, as provided in Section 6.9.

12.4	After receiving any such notice as contemplated within this Article 12, the Administrative Agent shall make the necessary arrangements for the sale of the Employee Shares, or the issuance and delivery of the appropriate certificate representing the Employee Shares to such terminating Participating Employee or other RRSP or TFSA, as applicable, as soon as practicable thereafter. The Administrative Agent will forward the net proceeds from the sale of the Employee Shares of a terminating Participating Employee as soon as practicable following the receipt of any notice by the terminating Participating Employee or the Corporation (or applicable Subsidiary), as applicable. Any fractional Shares credited to the Participating Employee's Personal Account, RRSP Account or TFSA Account, of applicable, shall be disregarded on any sale or transfer and the Participating Employee shall be entitled to receive the cash equivalent thereof.

Any distribution from any RRSP Account or TFSA Account shall be reported by the RRSP Trustee or TFSA Trustee, as applicable, as a withdrawal for tax purposes.

The former Participating Employee will be responsible for paying any fees and expenses, as applicable, related to any transaction expenses, brokerage fees, administration fees and applicable taxes incurred on behalf of the former Participating Employee pursuant to Section 12.3.

13.	Termination by a Participating Employee

13.1	Once a Participating Employee has temporarily ceased participating in the Plan as provided in Section 5.5, the Participating Employee may terminate his or her participation in the Plan by requesting that one or more of the following occur:

(a)	all of the Employee Shares in his or her Personal Account be transferred to his or her name or an external account in his or her name;

(b)	all of the Employee Shares in his or her Personal Account be sold and the net proceeds distributed to the Participating Employee or an external account in his or her name, provided that the Participating Employee confirms that he or she is not aware of any Undisclosed Material Information at the time of giving such notice and such notice may only be given outside of a Blackout Period;

(c)	if the Participating Employee's Shares are held in an RRSP Account, then to the extent permitted by law, all of the Employee Shares be transferred to another RRSP in the Participating Employee's name or that all or a portion of the Employee Shares be withdrawn from the RRSP and distributed to such Participating Employee (with any such withdrawal being reported by the RRSP Trustee as a distribution from the RRSP for purposes of the Tax Act); and/or

(d)	if the Participating Employee's Shares are held in a TFSA Account, then to the extent permitted by law, all of the Employee Shares be transferred to another TFSA in the Participating Employee's name, or that all or a portion of the Employee Shares be withdrawn from the TFSA and distributed to such Participating Employee (with any such withdrawal being reported by the TFSA Trustee as a distribution from the TFSA for purposes of the Tax Act).

13.2	If, at the end of any Calendar Year, a Participating Employee has not contributed to his or her Personal Account, RRSP Account or TFSA Account, as applicable, during such Calendar Year, the Corporation may elect to give written notice requiring that Participating Employee to terminate his or her participation in the Plan and withdraw, subject to Article 9, all of the funds and Employee Shares in his or her Personal Account, RRSP Account and TFSA Account, as applicable, in the manner set forth in Section 13.1. If no election under Section 13.1 is made by the Participating Employee within a period of 90 days after notice from the Corporation, the Participating Employee shall be deemed to have elected to:

(a)	request that the Employee Shares in his or her Personal Account be sold and the net proceeds distributed to the Participating Employee or an external account in his or her name;

(b)	if the Participating Employee's Shares are held in an RRSP Account, have all of his or her Employee Shares be sold and the net proceeds (less applicable withholding taxes) be distributed to the Participating Employee or his or her estate, as applicable; and

(c)	if the Participating Employee's Shares are held in a TFSA Account, have all of his or her Employee Shares be sold and the net proceeds be distributed to the Participating Employee (less applicable withholding taxes) or his or her estate, as applicable.

13.3	After receiving any such notice as contemplated within this Article 13, the Administrative Agent shall make the necessary arrangements for the sale of the Participating Employee's Shares, or the issuance and delivery of the appropriate certificate representing the Employee Shares to such terminating Participating Employee or other RRSP or TFSA, if applicable, as soon as practicable thereafter. The Administrative Agent will forward the net proceeds from the sale of the Employee Shares of a terminating Participating Employee as soon as practicable following the receipt of any notice by the terminating Participating Employee or the Corporation, as applicable. Any fractional Employee Shares credited to the Participating Employee's Personal Account or RRSP Account or TFSA Account, if applicable, shall be disregarded on any sale or transfer and the Participating Employee shall be entitled to receive the cash equivalent thereof.

13.4	Any Participating Employee who has terminated his or her participation in the Plan under Section 13.1 or is deemed to have terminated his or her participation in the Plan under Section 13.2, shall not be permitted to enroll and become a Participating Employee in the Plan or entitled to make Personal Contributions again until a period of six calendar months has elapsed since his or her termination or deemed termination.

14.	Amendment of Plan and Termination of Plan

14.1	The Board may amend, alter or discontinue this Plan at any time, provided that shareholder approval will be required for amendments to: (i) remove or exceed the limits in this Plan on participation by Insiders of the Corporation; (ii) increase the maximum number of securities issuable, either as a fixed number or a fixed percentage of the Corporation's outstanding capital represented by such securities; or (iii) amend an amending provision within this Plan.

14.2	Notwithstanding subsection 14.1 but subject to the requirements of the Exchange and with the consent of the Administrative Agent, no shareholder approval will be required for (i) amendments to this Plan of a "housekeeping nature"; (ii) changes to the hold period provisions; or (iii) any other amendment to this Plan which is approved by the Exchange on a basis which does not require shareholder approval to be obtained, but no amendment of this Plan, or any termination of this Plan pursuant to this subsection 14.2, shall divest any Participating Employee of his or her entitlement to his or her Personal Contributions, Employer Contributions, Employee Shares and any certificates or monies held by the Administrative Agent or Trustee on behalf of such Participating Employee without the prior written consent of the Participating Employee.

14.3	The Board may terminate the Plan at any time, provided that the Personal Contributions, Employer Contributions, Employee Shares and any certificates or monies held by the Administrative Agent on behalf of the Participating Employees shall be transferred and delivered to such Participating Employees forthwith.

15.	Taxes and Fees

15.1	The Participating Employee shall be responsible for paying all income taxes and other taxes applicable to Personal Contributions, Employer Contributions and to transactions involving the Employee Shares held by the Administrative Agent or Trustee on his or her behalf, including, without limitation, any taxes payable in respect of:

(a)	Personal Contributions made by the Participating Employee;

(b)	Employer Contributions made on behalf of the Participating Employee;

(c)	the transfer of Employee Shares to the Participating Employee or a person designated by the Participating Employee, including transfers to or from an RRSP Account or TFSA Account, if applicable;

(d)	the sale or other disposition of Employee Shares of the Participating Employee; and

(e)	dividends paid on the Employee Shares.

For greater clarification, the Corporation or any applicable Subsidiary will be responsible for reporting the taxable benefit arising from the Employer Contributions on Participating Employees' T4 slips (or other forms, as required, outside of Canada) and deducting the appropriate withholding taxes in respect of Personal Contributions and Employer Contributions from Participating Employees' Earnings.

15.2	Each of the Corporation, its Subsidiaries, the Administrative Agent and the Trustee is authorized to deduct from any amounts payable to, or in respect of, a Participating Employee, any amounts which are required to be withheld on account of taxes, and all such amounts shall be remitted to the appropriate government authority in accordance with the Tax Act and other applicable federal, provincial, territorial and state legislation. None of the Corporation, its Subsidiaries, the Trustee and the Administrative Agent: (a) assumes any responsibility for any income tax or other tax consequences for the Participating Employees in the Plan; or (b) shall provide any tax advice to any Participating Employee. Each Participating Employee is expected to consult his or her own professional advisors in this regard.

15.3	The Participating Employee or the Participating Employee's designate, as applicable, will be responsible for paying any and all brokerage commissions and share sale processing fees on all Share sales initiated by, or deemed to be initiated by, the Participating Employee.

15.4	As soon as practicable after the end of the relevant period, the RRSP Trustee or Administrative Agent, as applicable, will issue to each Participating Employee with respect to RRSP contributions, as applicable, receipts reporting the total amount of contributions or withdrawals to or from the Participating Employee's RRSP Account.

16.	General

16.1	The Corporation shall have full power and authority to interpret and administer the Plan, including the power to appoint any person or persons to carry out its provisions in conformity with the objectives of the Plan and under such rules as the Corporation may from time to time establish. Decisions of the Corporation shall be final and binding upon any Subsidiary, Employees, Participating Employees, and their executors and administrators.

16.2	The Plan is a voluntary program on the part of the Corporation and its Subsidiaries and does not constitute an inducement to or condition of the employment of any Participating Employee.

16.3	Upon electing to participate in the Plan, each Participating Employee shall acknowledge his or her obligation to comply with applicable securities legislation in respect of any trade of Shares on behalf of such Participating Employee under the Plan. Without limiting the generality of the foregoing, each Participating Employee shall be obligated to forthwith instruct the Administrative Agent that the Administrative Agent shall not trade Shares pursuant to the Plan on behalf of such Participating Employee in the event that such Participating Employee is in receipt of material information concerning the Corporation that has not been previously disclosed.

16.4	Nothing in the Plan shall confer upon any Participating Employee any right to continue in the employ of the Corporation or its Subsidiaries or affect in any way the right of the Corporation or any such Subsidiary to terminate his or her employment at any time; nor shall anything in the Plan be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any such Subsidiary to extend the employment of any Participating Employee beyond the time that he or she would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or its Subsidiaries or any present or future retirement policy of the Corporation or its Subsidiaries, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or its Subsidiaries.

16.5	The Administrative Agent shall be entitled to rely on a certificate of the Secretary of the Corporation, under the seal of the Corporation, as to any of the following matters:

(a)	whether the employment of a Participating Employee with the Corporation or applicable Subsidiary has terminated; and

(b)	the date of death of any Participating Employee.

16.6	The Board may by resolution make, amend and repeal at any time and from time to time such regulations not inconsistent herewith as it may deem necessary or advisable for the issuance of Shares under the Plan and generally for the proper administration and operation of the Plan. All of the powers exercisable under this Plan by the Board may, to the extent permitted by applicable law and as determined by a resolution of the Board, be exercised by a committee of the Board comprised of not less than three (3) Directors, including any compensation committee of the Board.

16.7	The directors and/or officers of the Corporation are hereby authorized to sign and execute all instruments and documents and do all things necessary or desirable for carrying out the provisions of the Plan, including the allotment and issuance of Shares under the Plan.

16.8	Nothing contained herein shall restrict or limit or be deemed to restrict or limit the rights or powers of the Board in connection with any allotment and issuance of Shares that are not allotted and issued hereunder.

16.9	All fees and expenses of the Administrative Agent or the Trustees will be paid by the Corporation or applicable Subsidiary. Participating Employees will be responsible for any withdrawal fees and brokerage commissions on sales.

16.10	The Plan is governed by and will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

16.11	The Plan shall enure to the benefit of and be binding upon the Corporation, its successors and assigns. The interest hereunder of any Participating Employee shall enure to the benefit of and be binding upon such Participating Employee, his or her legal representatives. All rights of participation in the Plan are personal and no assignment or transfer of any interest in the Employee Shares held by the Administrative Agent or Trustee under the Plan will be permitted or recognized, except as expressly set out elsewhere in this Plan.

16.12	Wherever the singular or masculine are used herein, the same will be construed as meaning the plural or feminine when the context so requires.

16.13	This Plan was adopted by the Board on May 14, 2021.

SCHEDULE D

HUT 8 BOARD MANDATE

MANDATE OF THE BOARD OF DIRECTORS

Section 1	Introduction

(1)	The members of the board of directors (respectively, the "Directors" and the "Board") of Hut 8 Mining Corp. (the "Company") are elected by the shareholders of Company and are responsible for the stewardship of Company. The purpose of this mandate (the "Board Mandate") is to describe the principal duties and responsibilities of the Board, as well as some of the policies and procedures that apply to the Board in discharging its duties and responsibilities.

(2)	Certain aspects of the composition and organization of the Board are prescribed and/or governed by the Business Corporations Act (British Columbia) and the constating documents of the Company.

Section 2	Chair of the Board

The chair of the Board (the "Chair") shall be appointed from among the Board's members. The role of the Chair is to act as the leader of the Board, to manage and coordinate the activities of the Board and to oversee execution by the Board of this written mandate.

Section 3	Board Size

The articles of the Company provide that the Board shall be comprised of a minimum of three (3) and a maximum of ten (10) Directors. The Board shall periodically review its size in light of its duties and responsibilities from time to time.

Section 4	Independence

(1)	The Board shall be comprised of a minimum of 3 (three) independent Directors. A Director shall be considered independent if he or she would be considered independent for the purposes of National Instrument 58-101 – Disclosure of Corporate Governance Practices.

(2)	If the Chair of the Company is not independent, then the Company shall appoint an independent lead Director (the "Lead Director") from among the Directors who shall serve for such term as the Board may determine. In circumstances where the Chair has a material interest in a matter before the Board and cannot participate owing to a conflict in respect thereof, the Lead Director shall fill in for the role of the Chair (for a whole meeting or any part of a meeting). The Lead Director shall chair any meetings of the independent directors and assume such other responsibilities as the independent directors may designate in accordance with any applicable position descriptions or other applicable guidelines that may be adopted by the Board from time to time.

Section 5	Role and Responsibilities of the Board

(1)	The Board is responsible for supervising the management of the business and affairs of the Company and is expected to focus on guidance and strategic oversight with a view to increasing shareholder value.

(2)	In accordance with the Business Corporations Act (British Columbia), in discharging his or her duties, each Director must act honestly and in good faith, with a view to the best interests of the Company. Each Director must also exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Section 6	Board Meetings

(1)	In accordance with the constating documents of the Company, meetings of the Board may be held at such times and places as the Chair may determine and as many times per year as necessary to effectively carry out the Board's responsibilities. The independent Directors may meet without senior executives of the Company or any non-independent Directors, as required.

(2)	The Chair shall be responsible for establishing or causing to be established the agenda for each Board meeting, and for ensuring that regular minutes of Board proceedings are kept and circulated on a timely basis for review and approval.

(3)	The Board may invite, at its discretion, any other individuals to attend its meetings. Senior executives of the Company shall attend a meeting if invited by the Board.

Section 7	Delegations and Approval Authorities

(1)	The Board shall appoint the chief executive officer of the Company (the "CEO") and delegate to the CEO and other senior executives the authority over the day-to-day management of the business and affairs of Company.

(2)	The Board may delegate certain matters it is responsible for to the committees of the Board, currently consisting of the Audit Committee and the Compensation and Governance Committee. The Board may appoint other committees, as it deems appropriate, and to the extent permissible under applicable law. The Board will retain its oversight function and ultimate responsibility for such matters and associated delegated responsibilities.

Section 8	Strategic Planning Process and Risk Management

(1)	The Board shall adopt a strategic planning process to establish objectives and goals for the Company's business and shall review, approve and modify as appropriate the strategies proposed by senior executives to achieve such objectives and goals. The Board shall review and approve, at least on an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Company's business and affairs.

(2)	The Board, in conjunction with management, shall be responsible to identify the principal risks of the Company's business and oversee management's implementation of appropriate systems to seek to effectively monitor, manage and mitigate the impact of such risks. Pursuant to its duty to oversee the implementation of effective risk management policies and procedures, the Board may delegate to applicable Board committees the responsibility for assessing and implementing appropriate policies and procedures to address specified risks, including delegation of financial and related risk management to the Audit Committee and delegation of risks associated with compensation policies and practices to the Compensation and Governance Committee.

Section 9	Succession Planning, Appointment and Supervision of Senior Executives

(1)	The Board shall approve the corporate goals and objectives of the CEO and review the performance of the CEO against such corporate goals and objectives. The Board shall take steps to satisfy itself as to the integrity of the CEO and other senior executives of the Company and that the CEO and other senior executives create a culture of integrity throughout the organization.

(2)	The Board shall approve the succession plan for the Company, including the selection, appointment, supervision and evaluation of the senior executives of Company, and shall also approve the compensation of the senior executives of Company upon recommendation of the Compensation and Governance Committee.

Section 10	Financial Reporting and Internal Controls

The Board shall review and monitor, with the assistance of the Audit Committee, the adequacy and effectiveness of the Company's system of internal control over financial reporting, including any significant deficiencies or changes in internal control and the quality and integrity of the Company's external financial reporting processes.

Section 11	Regulatory Filings

The Board shall approve applicable regulatory filings that require or are advisable for the Board to approve, which the Board may delegate in accordance with Section 7(2) of this mandate. These include, but are not limited to, the annual audited financial statements, interim financial statements and related management discussion and analysis accompanying such financial statements, management proxy circulars, annual information forms, offering documents and other applicable disclosure.

Section 12	Corporate Disclosure and Communications

The Board will seek to ensure that corporate disclosure of the Company complies with all applicable laws, rules and regulations and the rules and regulations of the stock exchanges upon which Company's securities are listed. In addition, the Board shall adopt appropriate procedures designed to permit the Board to receive feedback from shareholders on material issues.

Section 13	Corporate Policies

The Board shall adopt and periodically review policies and procedures designed to ensure that the Company and its Directors, officers and employees comply with all applicable laws, rules and regulations and conduct the Company's business ethically and with honesty and integrity.

Section 14	Review of Mandate

(1)	The Board may, from time to time, permit departures from the terms of this Board Mandate, either prospectively or retrospectively. This Board Mandate is not intended to give rise to civil liability on the part of the Company or its Directors or officers to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.

(2)	The Board may review and recommend changes to this Board Mandate from time to time and the Compensation and Governance Committee may periodically review and assess the adequacy of this Board Mandate and recommend any proposed changes to the Board for consideration.

Dated:	March 5, 2018
Approved by:	Board of Directors of the Company